                                            Filed Pursuant to Rule 424(a)
                                            Registration Statement No. 333-14199


     INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

PROSPECTUS                                  LOGO                        SUBJECT TO COMPLETION
                                                                             OCTOBER 16, 1996

                        1,000,000 SHARES OF COMMON STOCK
                                  NO PAR VALUE

               500,000 REDEEMABLE COMMON STOCK PURCHASE WARRANTS

                            ------------------------


     Of the 1,000,000 shares of common stock, no par value ("Common Stock") offered, 750,000 shares are being sold by Digital Power Corporation ("Digital Power" or the "Company") and 250,000 shares are being sold by certain selling stockholders of the Company (the "Selling Stockholders"). In addition, the Company is selling 500,000 redeemable common stock purchase warrants ("Warrants") entitling the holders thereof to purchase during a three-year period from the date of this Prospectus ("Exercise Period") one share of Common Stock at an exercise price of $5.00 per share, subject to adjustment. See "Principal and Selling Stockholders and Warrantholders." The Company will not receive any proceeds from the sale of shares by the Selling Stockholders or from the sale of Warrants by certain warrantholders. Under certain conditions, the Company shall have the right upon 30 days notice to call each Warrant for redemption at $.125 per Warrant. See "Description of Securities." Further, the Company is registering 500,000 shares of Common Stock that will be issued upon the exercise of the Warrants. See "Management," "Certain Transactions," and "Description Of Securities." Prior to this offering, there has been no public market for the Common Stock or Warrants of the Company. It is currently estimated that the initial public offering price per share of Common Stock will be $4.00, and that the initial public offering price per Warrant will be $.125. See "Underwriting" for the factors to be considered in determining the initial public offering price.


     SEE "RISK FACTORS" COMMENCING ON PAGE 8 FOR CERTAIN CONSIDERATIONS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK AND WARRANTS.

     Application has been made for the listing of the Company's Common Stock under the symbol "DPWR" and Warrants under the symbol "DPWRW" on the NASDAQ SmallCap Market.
                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
 EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
  AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
    ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
     CONTRARY IS A CRIMINAL OFFENSE.

------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------
                                          UNDERWRITING
                                            DISCOUNTS         PROCEEDS TO    PROCEEDS TO SELLING
                      PRICE TO PUBLIC  AND COMMISSIONS(1)     COMPANY(2)       STOCKHOLDERS(3)
------------------------------------------------------------------------------------------------
Per Share..........        $4.00              $0.40              $3.60              $3.60
------------------------------------------------------------------------------------------------
Per Warrant........       $0.125             $0.0125            $0.1125             $-0-
------------------------------------------------------------------------------------------------
Total(4)...........     $4,062,500          $406,250          $2,756,250          $900,000
------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------


(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933. See "Underwriting."

(2) Before deducting estimated expenses of $230,000 payable by the Company, and additional compensation to be received by the Underwriters in the form of a non-accountable expense allowance equal to three percent (3%) of the proceeds from the offering of the Common Stock and Warrants, or a total of $121,875 ($140,156 if the Underwriters' over-allotment is exercised in full).

(3) Before expenses related to the Offering attributed to the Selling Stockholders on a prorata basis.

(4) The Company has granted the Underwriters an option for 45 days to purchase up to an additional 150,000 shares at the initial public offering price per share, and up to additional 75,000 Warrants at $.125 per Warrant solely to cover over-allotments, if any. If such option is exercised in full, the total initial public offering price, underwriting discount, and proceeds to Company will be $4,671,875, $467,188, and $3,304,687, respectively.


     The shares and Warrants offered hereby are offered by the Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that certificates for the shares of Common Stock and Warrants will be ready for delivery in Boca
Raton, Florida on or about                , 1996, against payment therefor in
immediately available funds.

                            ------------------------

                          WERBEL-ROTH SECURITIES, INC.

             THE DATE OF THIS PROSPECTUS IS                , 1996.

                          [Pictures of Power Supplies]


     IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS THAT STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OR WARRANTS OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH TRANSACTIONS MAY BE EFFECTED ON THE NASDAQ SMALLCAP STOCK MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     The Company intends to furnish its stockholders annual reports containing consolidated financial statements audited by its independent auditors and quarterly reports containing unaudited consolidated financial information for the first three quarters of each fiscal year.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by the more detailed information and consolidated financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Unless otherwise indicated, all information in this Prospectus assumes that the Underwriters' over-allotment option, Representative's Warrants, and outstanding options and Warrants will not be exercised. See "Description of Securities" and "Underwriting."

                                  THE COMPANY

     Digital Power Corporation designs, develops, manufactures, and markets switching power supplies for sale to manufacturers of computers and other electronic equipment. Switching power supplies are critical components of all computers and other electronic equipment. The electronic circuitry in computers and other electronic equipment requires a steady and isolated supply of direct current (DC) electrical power. In addition, the various components and subassemblies within computers and other electronic equipment often require different voltage levels of electrical power. The power supply products of the Company satisfy these two requirements by converting the alternating current
(AC) electricity from a primary source, such as a wall outlet, into the direct current required for the proper functioning of electronic circuits, and by dividing the single electrical current into as many as four discrete output voltages. The Company's power supply products also monitor and regulate the DC output voltages being delivered to protect the electronic equipment from harmful surges and drops in voltage levels. Because the Company's products have a high "power-density" (measured in watts per cubic inch), the power supply products of the Company are generally smaller than those of competitors. Furthermore, the Company's power supply products are extremely "flexible" in design. This "flexibility" approach allows the Company to modify quickly and inexpensively its base-design products to satisfy an OEM's specific power supply needs, thereby enabling the Company to keep to a minimum its expenses for non-recurring engineering ("NRE") of its base-design products. As a result of the Company's "flexibility" approach, it has provided samples of modified power supplies to OEM customers in as quickly as a few days, an important capability given the increasing emphasis placed by OEMs on "time-to-market". Digital Power's strategic objective is to exploit this combination of power density, flexibility, and short time-to-market to win an increasing share of the growing power supply market. Unless the context otherwise indicates, the reference to "Digital Power" or the "Company" herein shall mean Digital Power Corporation and its wholly owned subsidiary Poder Digital, S.A. de C.V.

     Micro-Tech Consultants of Santa Rosa, California reports that the worldwide market for power supplies was about $15 billion in 1995, with average projected sales growth of approximately 8.5% over the next five years. This market is highly fragmented among power supply manufacturers. The Company believes that there are over 400 different manufacturers competing in the various market segments. The major segments of the switching power supply market are typically characterized as either the "captive market" or the "merchant market". The captive market represents those original equipment manufacturers (OEMs) who design and manufacture their own power supplies for use as a component in their own electronic products, whereas the merchant market represents those OEMs who purchase their power supplies from third-party manufacturers who specialize in the development and production of power supplies. The Company believes the merchant market is growing faster than any other segment of the entire power supply market as OEMs increasingly buy their power supplies from companies such as Digital Power rather than manufacturing their own power supplies "in-house".

     For the years ended December 31, 1994 and 1995, the Company had revenues and income before income taxes of $6,249,333 and $144,976, and $10,037,502 and $826,484, respectively. For the six months ended June 30, 1996, the Company had revenues and income before income taxes of $6,553,376 and $637,208.

                                  RISK FACTORS

     For a discussion of considerations relevant to an investment in the Common Stock and Warrants, see "Risk Factors."

                                  THE OFFERING

Common Stock Offered:
Offering(1)........................................  750,000 shares
Selling Stockholders...............................  250,000 shares
Total..............................................  1,000,000 shares
Common Stock to be outstanding after the
  Offering.........................................  2,353,275 shares
Warrants(1)........................................  Exercisable until December   , 1999,
                                                     with each Warrant exercisable for one
                                                     share of Common Stock at a price of
                                                     $5.00, subject to adjustment. See
                                                     "Description of Securities."
Use of Proceeds....................................  Repayment of approximately $1 million of indebtedness and general corporate
                                                     purposes, including product development,
                                                     advertising, and working capital. See
                                                     "Use of Proceeds."
Proposed NASDAQ SmallCap Market Symbol
  -- Common Stock..................................  DPWR
Proposed NASDAQ SmallCap Market Symbol
  -- Warrants......................................  DPWRW

---------------
(1) Assumes that the Underwriters have not exercised an over-allotment option to purchase up to an additional 150,000 shares and up to 75,000 Warrants.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

     The unaudited summary consolidated financial data presented below should be read in conjunction with the more detailed financial statements of the Company and notes thereto along with the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations."


                                                  YEARS ENDED                 SIX MONTHS ENDED
                                                  DECEMBER 31                      JUNE 30
                                           --------------------------     -------------------------
                                              1994           1995            1995           1996
                                           ----------     -----------     ----------     ----------
Statement of Operations Data:
  Revenues...............................  $6,249,333     $10,037,502     $4,947,952     $6,553,376
  Income from operations.................     257,935       1,027,772        332,928        689,612
  Income before Income Taxes.............     144,976         826,484        270,511        637,208
  Provision (Benefit) for Income Taxes...      23,253        (277,400)        28,000        294,000
     Net Income..........................     121,723       1,103,884        242,511        343,208
  Net Income per share
     Primary.............................        0.02            0.80           0.16           0.24
     Fully Diluted.......................  $     0.02     $      0.66     $     0.15     $     0.20
     Shares used in per share
       calculation.......................   1,226,208       1,258,858      1,242,395      1,276,778


                                                                               AS AT
                                                                           JUNE 30, 1996
                                                                  -------------------------------
                                                                    ACTUAL         AS ADJUSTED(1)
                                                                  ----------       --------------
Balance Sheet Data:
  Working Capital...............................................  $2,426,022         $4,003,494
  Total Assets..................................................   5,443,277          6,877,652
  Long-term debt................................................   1,471,361            614,458
  Stockholders' equity..........................................  $1,533,759         $3,968,134

---------------
(1) Adjusted to give effect to the estimated net proceeds of this offering to be received by the Company based upon an assumed public offering price of $4.00 per share and $.125 per Warrant.

                                  THE COMPANY

     Digital Power provides switching power supplies to original equipment manufacturers (OEMs). The Company designs, develops, manufactures, and markets 50 watt to 750 watt power supplies. Power supplies are complex subassemblies or modules integral to virtually every electronic product. They can have numerous different features, but the most important functions of a power supply are to receive alternating current (AC) electricity from a primary source, such as a wall electrical outlet, convert that AC current into direct current (DC), reduce the voltage of an output to the desired level, and regulate and filter the DC output voltages required for the operation of the various electronic circuits. The Company believes that its power supply products are superior to those of its competitors because the Company's products combine high power-density (measured in watts per cubic inch) with a high degree of design flexibility, allowing the Company to modify its power supplies in order to satisfy the specific and unique needs of its OEM customers. The Company has increased its revenues and income before income taxes from $6,249,333 and $144,976 in fiscal year 1994, to $10,037,502 and $826,484 in fiscal year 1995. For the six months ended June 30, 1996, revenues and net income before income taxes were $6,553,376 and $637,208.

     According to independent market surveys conducted by Micro-Tech, the total world market for electronic power supplies is in excess of $15 billion, with approximately 50% of this market being the "captive market" and the balance being the "merchant market". Growing at an average annual rate of 13%, the merchant market is the fastest growing segment of the power supply market, as OEMs continue to outsource their power supply requirements. This merchant market is highly fragmented according to the power level, technology, packaging, and application of a particular power supply. One segment of the merchant market involves industrial and office automation, industrial and portable computing, and networking applications. This is the market targeted and served by Digital Power. The Company believes that its focus on high-efficiency, high-density, design-flexible power supplies is ideally suited to the rapid growth opportunities existing in this market segment.

     Digital Power's products are sold domestically and in Canada through a network of 13 manufacturers' representatives. Digital Power also has 28 stocking distributors in the United States and Europe. In addition, the Company has formed strategic relationships with three of its customers to private label its products. Digital Power's customers can generally be grouped into three broad industries, consisting of the computer, telecommunication, and instrument industries. The Company has a current base of over 150 active customers, including companies such as Ascend Communications, AT&T, Westinghouse, Telex, Storage Dimensions, Motorola, Retix, Stanford Telecommunications, 3Com, and Centillion Business Unit, a wholly-owned subsidiary of Bay Networks. See "Business-Breakdown of Product Market".

     The Company's strategy is to continue the trend of its sales and profit growth by making increased sales to existing customers, while simultaneously targeting sales to new customers. The Company believes that its "flexibility" concept allows customers a unique choice between its products and products offered by other power supply competitors. OEMs have typically had to settle for a standard power supply product with output voltages and other features predetermined by the manufacturer. Alternatively, if the OEM's product required a different set of power supply parameters, the OEM was forced to design this modification in-house, or pay a power supply manufacturer for a custom product. Since custom-designed power supplies are development-intensive and require a great deal of time to design, develop, and manufacture, only OEMs with significant volume requirements can economically justify the expense and delay associated with their production. Furthermore, since virtually every power conversion product intended for use in commercial applications requires certain independent safety agency testing, (e.g. by Underwriters Laboratories) at considerable expense, an additional barrier is presented to the smaller OEM. By offering the OEM customer a new choice with the Digital Power "flexibility" series, the Company believes it has gained a competitive advantage. The Company's "flexibility" series is designed around a standardized power platform, but allows the customer to specify output voltages tailored to its exact requirements within specific parameters. Furthermore, OEMs are seeking power supplies with greater power density (measured in watts per cubic inch). Digital Power's strategy in responding to this demand has been to offer increasingly smaller power supply units or packages. For example, the Company believes that its US100 series of products, mounted on a 3" x 5" printed circuit board, is the industry's smallest 100 watt off-line (A/C input) power supply.

     In addition to the line of proprietary products offered, and in response to requests from OEMs, the Company has recently begun providing "value-added services" along with its products. The term "value-added services" refers to the Company's incorporation of an OEM's selected electronic components, enclosures, and cable assemblies with the Company's power supply products to produce a power subassembly that is compatible with the OEM's own equipment and is specifically tailored to meet the OEM's needs. The Company purchases the parts and components that the OEM itself would otherwise attach to or integrate with the Company's power supply, and the Company provides the OEM with that integration and installation service thus saving the OEM time and money. The Company believes that this value-added service is well-suited to those OEMs who wish to reduce their vendor base and minimize their investment in fixed costs since the OEMs are not required to manufacture their own power subassemblies and thus are not required to purchase individual parts from many vendors or build assembly facilities.


     Currently, almost all of the Company's manufacturing, including its value-added services, is done at a 16,000 square foot facility operated by the Company's wholly-owned subsidiary, Poder Digital, S.A. de C.V., located in Guadalajara, Mexico. However, the Company has recently entered into an agreement with a manufacturer in China to manufacture the Company's products. In its initial phase, the Company believes that the facility in China will complement its manufacturing facility in Guadalajara, Mexico since the facility in China will allow the Company to produce power supplies with sufficient lead time at lower costs, while the Guadalajara facility will continue to manufacture power supplies that need a quick turnaround or modification.

     Through its predecessor, Digital Power was originally formed in 1969. The Company's executive offices are located at 41920 Christy Street, Fremont, California 94538-3158, and the Company's telephone number is 510-657-2635.

                                  RISK FACTORS

     In addition to the other information presented in this Prospectus, the following risk factors should be considered carefully in evaluating the Company and its business before purchasing the Common Stock and Warrants offered hereby. This Prospectus contains forward-looking statements that involve risks and uncertainties. The Company's actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Risk Factors" and elsewhere in this Prospectus.

CUSTOMER CONCENTRATION

     For the six months ended June 30, 1996, one OEM accounted for 26.4% of the Company's total revenues, and for the fiscal year ended December 31, 1995, three OEMs accounted for 18% in the aggregate of total revenues. The one OEM account which accounted for 26.4% of the Company's total revenues for the six months ended June 30, 1996 substantially contributed to the Company's increase in revenues for such period. Recently, due to a decrease in market demand for its products, this OEM has decreased the number of power supplies it has purchased from the Company. In light of such decrease in demand, it is unlikely that this OEM will continue to purchase power supplies from the Company at the same rate that it had done during the first six months of 1996. In addition during 1995, two distributors accounted for 37% of revenues, and during 1994, one distributor accounted for 16% of revenues. See "Risk Factors -- Dependence on Computer and Other Electronic Equipment Industries; Customers' Product Obsolescence." The loss of any one of these OEM customers would have an adverse effect on the Company's revenues. See "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

DEPENDENCE ON COMPUTER AND OTHER ELECTRONIC EQUIPMENT INDUSTRIES;
CUSTOMERS' PRODUCT OBSOLESCENCE

     Substantially all of the Company's existing customers are in the computer and other electronic equipment industries and produce products which are subject to rapid technological change, obsolescence, and large fluctuations in product demand. These industries are characterized by intense competition and a demand on OEMs serving these markets for increased product performance and lower product prices. Given this industry environment in which they operate, OEMs make similar demands on their suppliers, such as the Company, for increased product performance and lower product prices. Thus, in order to be successful, the Company must properly assess developments in the computer and other electronic equipment industries and identify product groups and customers with the potential for continued and future growth. Factors affecting the computer and other electronic equipment industries, in general, or any of the Company's major customers or their products, in particular, could have a material adverse effect on the Company's results of operations. In addition, the computer industry is inherently volatile. Recently, certain segments of the computer and other electronic industries have experienced a softening in demand for their products. Although this has not materially affected the Company's customers, in the event that it affects all segments of the computer and other electronic industries, the growth of the Company could be adversely affected.

COMPETITION

     The design, manufacture, and sale of power supplies is a highly competitive industry. The Company's competition includes approximately 400 companies located throughout the world, some of whom have advantages over the Company in terms of labor and component costs, and some of whom may offer products comparable in quality to those of the Company. Certain of the Company's competitors, including Computer Products, Inc., ASTEC America, Zytec Corporation and Lambda Electronics, have substantially greater fiscal and marketing resources and geographic presence than does the Company. In addition, in light of the Company's limited revenues in comparison to the total power supply market, many competitors may be unaware or indifferent to the Company and its products. If the Company continues to be successful in increasing its revenues, other competitors may notice and increase competition for the Company's customers. The Company also faces competition from current and prospective customers who may decide to design and manufacture internally the power supplies needed for their products. To remain competitive, management believes that the Company must continue to compete favorably on the basis of value by providing advanced manufacturing technology, offering superior customer service and design engineering services, continuously improving quality and reliability levels, and offering flexible and reliable delivery schedules. There can be no assurance that the Company will continue to compete successfully in this market.

DILUTION

     The initial public offering price is greater than the book value per outstanding share of Common Stock. Accordingly, purchasers in the offering will suffer an immediate and substantial dilution of $2.31 in the net tangible book value per share of the Common Stock from the initial public offering price. Additional dilution will occur upon exercise of outstanding options granted by the Company. See "Dilution."

DEPENDENCE ON GUADALAJARA, MEXICO FACILITY; FOREIGN CURRENCY FLUCTUATIONS

     The Company produces substantially all of its products at its facility located in Guadalajara, Mexico. The products are then delivered to Fremont, California for testing and distribution. The Company believes that it has a good working relationship with its employees in Guadalajara, Mexico and has recently signed a five-year contract with the union representing the employees. Recently, the Company has entered into a "turnkey" manufacturing contract with a manufacturer located in China to produce its products in an attempt to reduce its dependence on its Mexican facility. At this time the purchase of products from the manufacturer located in China is minimal and requires advance scheduling which affects the Company's ability to produce products quickly. However, if the Company's revenues grow as anticipated, the Company intends to manufacture more of its products utilizing the Chinese manufacturer. In the event that there is an unforeseen disruption at the Guadalajara production plant or with the Chinese manufacturer, such disruption may have an adverse effect on the Company's ability to deliver its products and may adversely affect the Company's financial operations.

     Further, the Guadalajara, Mexico, facility conducts its financial operations using the Mexican peso. Therefore, due to financial conditions beyond the control of the Company, the Company is subject to monetary fluctuations between the U.S. dollar and Mexican peso. During fiscal 1995, the Mexican peso was devalued against the U.S. dollar resulting in an approximate $85,000 loss to the Company. See "Management's Discussion and Analysis and Results of Operations."

SECURITY INTEREST IN THE COMPANY'S ASSETS

     The Company has entered into a $1.5 million revolving credit facility. As of June 30, 1996, the amount outstanding under the credit facility and other loans was $1,614,458. Although the Company intends to use part of the proceeds raised hereby to reduce the credit facility, the credit facility is secured by substantially all of the Company's assets. Therefore, in the event the Company is unable to repay the credit facility, the bank will hold a first-priority security interest in the Company's assets upon default. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

NECESSITY TO MAINTAIN CURRENT PROSPECTUS; STATE BLUE SKY REGISTRATION REQUIRED TO EXERCISE WARRANTS

     The shares of Common Stock issuable on exercise of the Warrants (except the Warrants issuable upon exercise of the Representative's Warrants) have been registered with the Commission. The Company will be required, from time to time, to file post-effective amendments to its registration statement in order to maintain a current prospectus covering the issuance of such shares upon exercise of the Warrants. The Company has undertaken to make such filings and use its best efforts to cause such post-effective amendments to become effective. If for any reason a required post-effective amendment is not filed, it does not become effective or is not maintained, the holders of the Warrants may be prevented from exercising their Warrants. Holders of the Warrants have the right to exercise the Warrants only if the underlying Shares of Common Stock are qualified, registered or exempt from registration under applicable securities laws of the state in which the various holders of the Warrants reside. The Company cannot issue shares of Common Stock to holders of the Warrants in states where such shares are not qualified, registered or exempt. See "Description of Securities."

DEPENDENCE UPON KEY PERSONNEL; NEED TO ATTRACT AND RETAIN ADDITIONAL PERSONNEL

     The Company's performance is substantially dependent on the performance of its executive officers and key personnel, and on its ability to retain and motivate such personnel. The loss of any of the Company's key personnel, particularly Robert O. Smith or Claude Adkins, could have a material adverse effect on the Company's business, financial condition, and operating results. The Company has "key person" life insurance policies on Mr. Smith in the aggregate amount of $2 million. The Company also has an employment agreement with Mr. Smith.

     The Company's future success also depends on its continuing ability to identify, hire, train, and retain other highly-qualified creative, technical, and managerial personnel. Competition for highly qualified personnel is intense. There can be no assurance that the Company will be successful in attracting, assimilating, and retaining such personnel, and the failure to do so could have a material adverse effect on the Company's business, financial condition, and operating results. Moreover, in the event of the loss of any such personnel, there can be no assurance that the Company would be able to prevent the unauthorized disclosure or use of its proprietary technology, practices, procedures, or customer lists.

CONCENTRATION OF STOCK OWNERSHIP


     Upon the completion of the offering, the present directors, executive officers, and stockholders owning more than 5% of the outstanding Common Stock and their respective affiliates will beneficially own approximately 19.81% of the outstanding Common Stock of the Company (18.76% of the outstanding Common Stock if the Underwriters' over-allotment option is exercised in full). As a result of their ownership, the directors, executive officers, and more than 5% stockholders and their respective affiliates collectively will have substantial control of all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. Under California law, however, shareholders are entitled to cumulative voting. Such concentration of ownership may also have the effect of delaying or preventing a change in control of the Company. See "Principal Stockholders" and "Description of Securities."


NO PRIOR PUBLIC MARKET; POSSIBLE VOLATILITY OF SECURITIES PRICES

     Prior to the offering, there has been no public market for the Company's Common Stock or Warrants, and there can be no assurance that an active public market for the Company's Common Stock or Warrants will develop or be sustained after the offering. The initial offering price will be determined by negotiations between the Company and the Representative of the Underwriters based upon several factors. The trading price of the Company's Common Stock or Warrants could be subject to wide fluctuations in response to quarterly variations in operating results, announcements of technological innovations or new products by the Company or its competitors, changes in financial estimates by securities analysts, the operating and stock price performance of other companies that investors may deem comparable to the Company, and other events or factors. Moreover, in some future quarter the Company's operating results may fall below the expectations of securities analysts and investors. In such event, the market price of the Company's Common Stock or Warrants would likely be materially and adversely affected. In addition, the stock market in general, and the market prices for high-tech related companies in particular, have experienced extreme volatility that often has been unrelated to the operating performance of such companies. These broad market and industry fluctuations may adversely affect the trading price of the Company's Common Stock or Warrants, regardless of the Company's operating performance. See "Underwriting."

SHARES ELIGIBLE FOR FUTURE SALES; NO PRIOR TRADING MARKET; REGISTRATION RIGHTS

     Sales of a substantial number of shares of the Company's Common Stock in the public market could have the effect of depressing the prevailing market price of its Common Stock. Upon the completion of the offering, the Company will have outstanding 2,353,275 shares of Common Stock (assuming no exercise of outstanding options and Warrants of 1,459,900). Of these shares, the 1,000,000 shares sold in the offering will be freely transferable without restriction or further registration under the Securities Act of 1933 (the "Securities Act") unless purchased by "affiliates" of the Company as that term is defined in Rule 144 of the

Securities Act ("Affiliates"), which shares will be subject to the resale limitations of Rule 144 adopted under the Securities Act. The remaining 1,353,275 shares will be "restricted securities" as that term is defined under Rule 144 ("Restricted Shares"). Restricted Shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 promulgated under the Securities Act, which rule is summarized below. As a result of the contractual restrictions described below and the provisions of Rule 144, additional shares will be available for sale in the public market as follows: (i) 1,272,458 currently outstanding shares will be eligible for sale upon expiration of lock-up agreements 12 months after the date of this Prospectus; (ii) 1,459,900 additional shares will be issuable upon the exercise of stock options and Warrants, to the extent exercisable as of such date; and (iii) 80,817 currently outstanding shares will be eligible for sale from time to time thereafter pursuant to Rule 144. See "Shares Eligible for Future Sale."

     Certain stockholders of the Company have entered into lock-up agreements with Werbel-Roth Securities, Inc. (the "Representative") providing that, with certain limited exceptions, such stockholders will not offer, sell, contract to sell, grant an option to purchase, make a short sale, or otherwise dispose of or engage in any hedging or other transaction that is designed or reasonably expected to lead to a disposition of any shares of Common Stock for a period of 12 months after the date of this Prospectus without the prior written consent of the Representative. Other than the (i) 1,000,000 shares being offered hereby,
(ii) 1,459,900 shares subject to options and Warrants, and (iii) 80,817 shares subject to Rule 144, as of the date of this Prospectus, no shares of Common Stock of the Company will be eligible for immediate sale in the public market until the expiration of the 12 month lock-up agreements with the Representative of the Underwriters. The Representative may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements.

     Prior to the offerings, there has been no public market for the Common Stock of the Company, and no predictions can be made as to the effect, if any, that the sale or availability for sale of shares of additional Common Stock will have on the trading price of the Common Stock. Nevertheless, sales of substantial amounts of such shares in the public market, or the perception that such sales could occur, could adversely affect the trading price of the Common Stock and could impair the Company's future ability to raise capital through an offering of its equity securities. See "Description of Securities."

DEPENDENCE ON SUPPLIERS

     In order to reduce dependence on any one supplier, the Company attempts to obtain two suppliers for each component of its products. However, for two line transformers in three of its products, the Company is dependent on single suppliers. Currently, these products account for approximately 10% of the Company's total sales. Although the Company will seek to find other manufacturers of transformers for these three products, unanticipated shortages or delays in these parts may have an adverse effect on the Company's results of operations.

NO PATENTS

     The Company's products are not subject to any U.S. or foreign patents. The Company believes that because its products are being continually updated and revised, obtaining patents would not be beneficial. Therefore, there can be no assurance that other competitors or former employees will not obtain the Company's proprietary information and develop it.

POSSIBLE DILUTION FROM WARRANTS AND OPTIONS

     On completion of this Offering, options and Warrants to purchase an aggregate of 1,459,900 shares of common stock will be outstanding, including 700,000 shares underlying the Warrants, 150,000 shares underlying the Representative's Warrants and 609,900 shares underlying the options issued to employees of the Company. Holders of such options and Warrants will be able to purchase shares of Common Stock at a price less than the offering price of the Common Stock with a resulting dilution of the interests to the other stockholders. Because of this potential dilutive effect, the options and Warrants may have a detrimental impact on the terms under which the Company may obtain financing through a sale of its Common Stock in the future. For these reasons, any evaluation of the favorability of market conditions for a subsequent stock offering by the Company must take into account any outstanding options or Warrants. See "Dilution," "Management-Stock Plans" and "Description of Securities."

REDEEMABLE WARRANTS AND IMPACT ON INVESTORS

     Provided that the closing bid price of the Common Stock has been at least $6.00 per share for thirty (30) consecutive trading days, the Warrants are subject to redemption by the Company. The Company's exercise of this right would force the holder of the Warrants to exercise the Warrants and pay the exercise price at a time when it may be disadvantageous for the holder to do so, to sell the Warrants at the then current market price when the holder might otherwise wish to hold the Warrants for possible additional appreciation, or to accept the redemption price. Holders who do not exercise their Warrants prior to redemption by the Company will forfeit their right to purchase the Shares of Common Stock underlying the Warrants. See "Description of Securities."

NO DIVIDENDS

     The Company has not paid cash dividends on its Common Stock since its inception and does not anticipate any cash dividends on the Common Stock in the foreseeable future. For the foreseeable future, the Company intends to reinvest earnings of the Company, if any, on the development and expansion of its business. See "Dividend Policy."

AUTHORIZATION OF PREFERRED STOCK; POSSIBLE ANTI-TAKEOVER EFFECTS

     The Board of Directors is authorized to issue shares of preferred stock and to determine the dividend, liquidation, conversion, redemption and other rights, preferences, and limitation of such shares without further vote or action of the stockholders. Accordingly, the Board of Directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, or other rights which could adversely effect the voting power or the rights of the holders of the Common Stock. In the event of such issuance, the preferred stock could be utilized, under certain circumstances, as a method of discouraging and delaying or preventing a change in control of the Company. The Company has no present intention to issue any shares of its preferred stock, although there can be no assurance that the Company will not do so in the future. See "Description of Securities."

SUBSTANTIAL FLEXIBILITY IN USE OF PROCEEDS

     The Company has not designated any specific use for the net proceeds from the sale by the Company of the Common Stock offered hereby, except for the application of approximately $1.0 million of such net proceeds for the repayment of the Company's line of credit. Rather, the Company intends to use the remaining net proceeds primarily for general corporate purposes, including product development, advertising and working capital. Accordingly, management will have significant flexibility in applying the net proceeds of the offering. See "Use of Proceeds."

PENNY STOCK REGULATION

     The Commission has adopted rules that regulate broker-dealer practices in connection with transactions in "penny stocks." Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on certain national securities exchanges or quoted on the NASDAQ system, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker-dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from such rules, the broker-dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. While the shares of Common Stock offered hereunder will not initially be subject to penny stock regulation rules by virtue of the fact that such registered securities will be quoted on the NASDAQ SmallCap Market, there can be no assurance that the Company will be able to continuously meet the NASDAQ SmallCap Market maintenance criteria. See "Risk Factor -- Maintenance Criteria for NASDAQ Securities."

MAINTENANCE CRITERIA FOR NASDAQ SECURITIES

     The National Association of Securities Dealers, Inc. (the "NASD"), which administers the NASDAQ SmallCap Market, maintains criteria for continued eligibility on the NASDAQ SmallCap Market. In order to be included in the NASDAQ SmallCap Market, a company must maintain $2,000,000 in total assets, a $200,000 market value of the public float and $1,000,000 in total capital and surplus. In addition, continued inclusion requires two market-makers and a minimum bid price of $1.00 per share, provided however, that if a company falls below such minimum bid price, it will remain eligible for continued inclusion on the NASDAQ SmallCap Market if the market value of the public float is at least $1,000,000 and the company has $2,000,000 in capital and surplus. The failure to meet these maintenance criteria in the future may result in the discontinuance of the inclusion of the Company's securities on the NASDAQ SmallCap Market. In such event, the Company's securities will be subject to being delisted, and trading, if any, in the Common Stock of the Company would thereafter be conducted in the over-the-counter market in the so-called "pink sheets," or the NASD's OTC Bulletin Board. Consequently, an investor may find it more difficult to dispose of, or to obtain accurate quotations as to the price of, the Company's securities.

     If the Company's securities were subject to the regulations on penny stocks, the market liquidity for the Company's securities could be severely and adversely affected by limiting the ability of broker-dealers to sell the Company's securities and the ability of purchasers in this offering to sell their securities in the secondary market at a time and price acceptable to them.

                                USE OF PROCEEDS

     The net proceeds to the Company from the sale of the 750,000 shares of Common Stock and 500,000 Warrants offered by the Company hereby are estimated to be approximately $2,434,375 ($2,983,469 if the Underwriters' over-allotment option is exercised in full) at an assumed initial public offering price of $4.00 per share and $.125 per Warrant and after deducting the estimated underwriting discount and offering expenses.

     The Company intends to use approximately $1 million of such net proceeds for the repayment of the Company's revolving credit facility with San Jose National Bank, which bears interest at prime plus 1% and is due in October, 1997. Proceeds from the revolving credit facility were used for working capital. In addition, the Company will use the net proceeds for general corporate purposes including product development, product advertising, and working capital. The amounts and timing of the Company's actual expenditures will depend upon numerous factors, including the status of the Company's product development efforts, competition, and marketing and sales activities. Pending use of the net proceeds of the sale of the shares of Common Stock and Warrants offered hereby, the Company intends to invest such funds in short term, interest bearing, investment grade obligations. Any additional proceeds received upon the exercise of the Warrants, the Underwriters' over-allotment option or the Representative's Warrants, as well as income from investments, if any, will be added to working capital.

     As a forward looking statement based on its current operations, the Company believes that the proceeds raised hereby will be sufficient to meet the Company's financial needs for at least twelve months following the date of the offering, and that no additional financing will be required in the near future.

     The Company will not receive any proceeds from the sale of shares by the Selling Shareholders or the Warrants by certain Warrantholders.

                                DIVIDEND POLICY

     The Company has not declared or paid any cash dividends since its inception. The Company currently intends to retain future earnings for use in the operation and expansion of the business. The Company does not intend to pay any cash dividends in the foreseeable future. The declaration of dividends in the future will be at the discretion of the Board of Directors and will depend upon the earnings, capital requirements, and financial position of the Company.

     On May 31, 1996, the Company issued a stock dividend in the form of Common Stock valued at $1.80 per share on the cumulative accrued but unpaid dividends on the Series A Preferred Stock. Since such stock dividend, all of the Series A Preferred Stock has been converted into Common Stock.

                                 CAPITALIZATION

     The following table sets forth the capitalization of the Company at June 30, 1996, as adjusted to give effect to the sale of 750,000 shares of Common Stock and 500,000 Warrants offered by the Company hereby assuming an initial public offering price per share of $4.00 and per Warrant price of $.125 and net proceeds of approximately $2,434,375, and the application of the net proceeds therefrom.

                                                                            JUNE 30, 1996
                                                                      -------------------------
                                                                        ACTUAL      AS ADJUSTED
                                                                      -----------   -----------
Current portion of long-term debt...................................  $   143,097   $       -0-
                                                                      -----------   -----------
Long-term debt, less current portion................................    1,471,361       614,458
Stockholders' Equity
  Series A Preferred stock, no par value; 500,000 shares authorized;
     no shares issued and outstanding...............................           --            --
  Common stock, no par value 5,000,000 shares authorized; 1,603,275 shares issued and outstanding; 2,353,275 shares issued and
     outstanding as adjusted(1).....................................  $ 5,539,115   $ 7,973,490
  Accumulated deficit...............................................   (3,505,356)   (3,505,356)
  Unearned ESOP plan shares.........................................     (500,000)     (500,000)
                                                                      -----------   -----------
Total stockholders' equity..........................................    1,533,759     3,968,134
                                                                      -----------   -----------
Total capitalization................................................  $ 3,148,217   $ 4,582,592
                                                                      ===========   ===========

---------------

(1) The above calculations do not include 609,900 shares of Common Stock issuable upon the exercise of stock options. Of such 609,900 options, (i) 96,900 are immediately exercisable at an exercise price of $0.50, (ii) 178,125 are immediately exercisable at an exercise price of $1.80, (iii) 59,375 are exercisable in May 1997 at an exercise price of $1.80, and (iv) 275,500 are exercisable in May 1998 at an exercise price of $1.80.

                                    DILUTION

     At June 30, 1996, the net tangible book value of the Company was $1,533,759, or $0.96 per share. Net tangible book value per share is determined by dividing the net tangible book value (tangible assets less liabilities) of the Company at June 30, 1996, by the number of shares of Common Stock outstanding. Without taking into account any changes in net tangible book value after June 30, 1996, other than to give effect to the sale of the Company of 750,000 shares of Common Stock offered hereby at an assumed initial public offering price of $4.00 per share and 500,000 Warrants at an assumed initial public offering price of $0.125 per Warrant, and after deducting underwriting discounts and commissions and estimated offering expenses payable to the Company, the pro forma net tangible book value at June 30, 1996 would have been approximately $3,968,134, or $1.69 per share. This amount represents an immediate dilution to new investors of $2.31 per share and an immediate increase in net tangible book value per share to existing stockholders of $0.73 per share. The following table illustrates this dilution per share:

    Assumed public offering price per share..............................            $4.00
      Net tangible book value per share at June 30, 1996.................  $0.96
      Increase per share attributable to new investors...................    .73
                                                                           -----
    Pro forma net tangible book value per share after the offering.......             1.69
                                                                                     -----
    Net tangible book value dilution per share to new investors..........            $2.31
                                                                                     =====

     The foregoing information assumes no exercise of outstanding stock options. At June 30, 1996, there were outstanding options to purchase 96,900 shares of Common Stock at an exercise price of $.50 per share, and outstanding options to purchase 513,000 shares of Common Stock at an exercise price of $1.80 per share (of which options 178,125 are immediately exercisable and 334,875 are subject to vesting). To the extent outstanding options are exercised, there will be further dilution to new investors.

     The following table sets forth, as of the date of this Prospectus, the number of shares of Common Stock purchased, the percentage of shares of Common Stock purchased, the total gross consideration paid, the percentage of total consideration paid, and the average price per share paid by the existing shareholders and by the investors purchasing shares of Common Stock in this offering:

                                        SHARES PURCHASED       TOTAL CONSIDERATION
                                       -------------------     --------------------     AVERAGE PRICE
                                        NUMBER     PERCENT       NUMBER     PERCENT       PER SHARE
                                       ---------   -------     ----------   -------     -------------
    Existing shareholders............  1,603,275     68.13%    $5,539,115     64.87%        $3.45
    New investors....................    750,000     31.87%    $3,000,000     35.13%        $4.00
                                       ---------   -------     ----------   -------         -----
              Total..................  2,353,275    100.00%    $8,539,115    100.00%        $3.63
                                       =========   =======     ==========   =======         =====

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected consolidated statement of operations data presented below for the years ended December 31, 1995 and 1994, are derived from and should be read in conjunction with the more detailed financial statements of the Company and the notes thereto, which have been audited by Hein + Associates LLP, independent auditors, whose report is included elsewhere in this Prospectus. The selected consolidated statements of operations data for the six months ended June 30, 1996 and 1995 and consolidated balance sheet data as of June 30, 1996 are derived from the unaudited consolidated financial statements of the Company. In the opinion of the Company, such unaudited consolidated financial statements include all necessary adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of results for such periods. The selected consolidated financial data presented below should be read along with the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations" which follows this section.

                                                                             SIX MONTHS ENDED JUNE
                                                 YEARS ENDED DECEMBER 31,             30,
                                                 ------------------------   -----------------------
                                                    1994         1995          1995         1996
                                                 ----------   -----------   ----------   ----------
STATEMENT OF OPERATIONS DATA:
Revenues:......................................  $6,249,333   $10,037,502   $4,947,952   $6,553,376
Cost and expenses:
  Cost of sales................................   4,663,124     7,494,427    3,885,875    4,975,557
  Engineering and product development..........     408,966       481,475      243,048      314,659
  Sales and marketing..........................     500,338       452,654      234,066      240,621
  General and administrative...................     418,970       581,174      252,035      332,927
Total operating expenses.......................   1,328,274     1,515,303      729,149      888,207
Income from operations.........................     257,935     1,027,772      332,928      689,612
Interest expense, net..........................     102,509       116,030       55,566       52,198
Translation loss...............................     (10,450)      (85,258)      (6,851)        (206)
Income before income taxes.....................     144,976       826,484      270,511      637,208
Provision (Benefit) for income taxes...........      23,253      (277,400)      28,000      294,000
Net income.....................................     121,723     1,103,884      242,511      343,208
Net income per share:
  Primary......................................        0.02          0.80         0.16         0.24
  Fully diluted................................       $0.02         $0.66        $0.15        $0.20
Shares used in per share calculations..........   1,226,208     1,258,858    1,242,395    1,276,778

                                                                                  AS OF JUNE 30,
                                                                                       1996
                                                                                  --------------
BALANCE SHEET DATA:
  Working capital...............................................................    $2,426,022
  Total assets..................................................................     5,443,277
  Long-term debt................................................................     1,471,361
  Stockholders' equity..........................................................    $1,533,759

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATION


     The following discussion and analysis should be read in connection with the Company's consolidated financial statements and the notes thereto and other financial information included elsewhere in the Prospectus.


OVERVIEW

     The Company designs, develops, manufactures, and markets electronic power supplies for use in converting electric power into a form suitable for the operation of electronic circuitry. Revenues are generated from the sale of the Company's power supplies to OEMs in the computer and other electronic equipment industries.

RESULTS OF OPERATIONS

     The table below sets forth certain statements of operations data as a percentage of revenues for the six months ended June 30, 1996 and 1995 and the years ended December 31, 1995 and 1994.

                                                            YEARS ENDED         SIX MONTHS
                                                           DECEMBER 31,       ENDED JUNE 30,
                                                          ---------------     ---------------
                                                          1994      1995      1995      1996
                                                          -----     -----     -----     -----
    Revenues............................................    100%      100%      100%      100%
    Cost of goods sold..................................  74.62     74.66     78.54     75.92
                                                          -----     -----     -----     -----
    Gross margin........................................  25.38     25.34     21.46     24.08
    Selling, general and administrative.................  14.71     10.30      9.82      8.75
    Engineering and product development.................   6.54       4.8      4.91       4.8
                                                          -----     -----     -----     -----
    Total operating expense.............................  21.25      15.1     14.73     13.55
    Operating income....................................   4.13     10.24      6.73     10.53
    Net interest expense................................   1.64      1.16      1.12        .8
    Translation loss....................................    .17       .85       .14        .0
                                                          -----     -----     -----     -----
    Income before income taxes..........................   2.32      8.23      5.47      9.73
    Provision (Benefit) for Income taxes................    .37     (2.76)      .57      4.49
                                                          -----     -----     -----     -----
    Net Income..........................................   1.95%    10.99%      4.9%     5.24%
                                                          =====     =====     =====     =====

SIX MONTHS ENDED JUNE 30, 1996 COMPARED TO JUNE 30, 1995.

  REVENUES

     Revenues for the six months ended June 30, 1996 increased by $1,605,424, or 32.45% over the six months ended June 30, 1995. This increase in revenues was due primarily to substantially increased sales to a single OEM and, to a lesser extent, to increased sales to the Company's 28 stocking distributors.

     Due to market conditions, sales of the OEM's products have slowed which in turn has affected the sales of the Company's power supplies to the OEM. In light of such decrease in purchases, it will be unlikely that the OEM will purchase the same number of power supplies it purchased during the first six months of the year. See "Risk Factors -- Customer Concentration."

  GROSS MARGINS

     Gross margins were 24.08% for the six months ended June 30, 1996 compared to 21.46% for the six months ended June 30, 1995. The improvement in gross margins can primarily be attributed to greater capacity utilization as fixed overhead costs declined on a per unit basis.

  SELLING, GENERAL AND ADMINISTRATIVE

     Selling, general and administrative expenses increased by $87,447, from $486,101 for the six months ended June 30, 1995, to $573,548 for the six months ended June 30, 1996. The increase primarily related to one-time bonuses to certain employees which increased employee compensation expense. As a percentage of revenues, however, selling, general and administrative expenses decreased from 9.82% for the six months ended June 30, 1995 to 8.75% for the six months ended June 30, 1996 since the increase in revenues during this period was greater than the increase in selling, general and administrative expenses.

  ENGINEERING AND PRODUCT DEVELOPMENT

     Engineering and product development expenses were 4.80% of revenues for the six months ended June 30, 1996, and 4.91% of revenues for the six months ended June 30, 1995. This slight decrease as a percentage of revenues was due to a greater increase in revenues than the increase in engineering and product development expenses.

  INTEREST EXPENSE

     Interest expense was 0.8% of revenues for the six months ended June 30, 1996 and 1.12% of revenues for the six months ended June 30, 1995. This decrease was primarily due to a one percentage point reduction in interest rate of the line of credit loan which took place in September 1995.

  TRANSLATION LOSS

     The primary currency of the Company's subsidiary, Poder Digital, is the Mexican peso. During 1995, the Mexican peso was devalued against the United States dollar. As a result of such devaluation, the Company experienced a translation loss of $6,851 for the six months ended June 30, 1995 related to Poder Digital's operations using Mexican pesos. The Company did not experience a similar loss for the six months ended June 30, 1996.

  INCOME BEFORE INCOME TAXES

     Income before income taxes for the six months ended June 30, 1996 was $637,208 compared to $270,511 for the same period during 1995. This increase of $366,697 was primarily due to the substantial increase in revenues over expenses during the six months ended June 30, 1996.

  INCOME TAX

     The Company's income tax expense was 4.49% of revenues for the six months ended June 30, 1996 and 0.57% of revenues for the six months ended June 30, 1995. Through December 31, 1995, the Company had net operating loss tax carry-forwards (NOLs) which resulted in minimal federal tax liability for the Company in 1995. Through June 30, 1996, the Company began providing for year-end tax liability at an estimated average annual rate of approximately 40%.

  NET INCOME

     Net income was $343,208 for the six months ended June 30, 1996 and $242,511 for the six months ended June 30, 1995. The increase in net income was due to increased revenues and a decreased cost of goods sold as a percentage of sales. As previously discussed, during the fourth quarter of 1995, the Company recognized a one-time tax benefit of $277,400 due to its prior net operating losses. Because of the tax benefit recognized during the fourth quarter of 1995, it is unlikely that the Company's net income for 1996 will exceed the Company's 1995 net income.

YEAR ENDED DECEMBER 31, 1995 COMPARED TO YEAR ENDED DECEMBER 31, 1994

  REVENUES

     Revenues in 1995 increased by $3,788,169, or 60.62%. The majority of this increase, $1,957,293 (51.67%) was due to increased sales through the Company's stocking distributors who resell the Company's products to OEMs. Direct sales by the Company to OEMs accounted for $1,294,886 (34.18%) of the increase in sales and the balance of $535,990 (14.15%) was generated by the Company's three private label customers.

  GROSS MARGINS

     Gross margins were 25.34% of revenues during 1995 and 25.38% of revenues during 1994. This slight decrease in gross margins was due to increased costs to the Company. These increased costs primarily resulted from increased sheet metal costs and increased costs associated with certain Japanese-sourced materials, such as capacitors. Japanese-sourced materials became more expensive because of the weakening of the Japanese yen against the dollar. In addition, the Company's administrative costs of its Mexican facility increased due to the appointment of a new plant manager and several other key management personnel to strengthen the operations of that facility. These increases in costs were offset by an approximate 5% increase in selling prices instituted during 1995.

  SELLING, GENERAL AND ADMINISTRATIVE

     Selling, general and administrative expenses were 10.30% of revenues in 1995 and 14.71% of revenues in 1994. Selling, general and administrative expenses declined during 1995 primarily due to the Company's decision to terminate its relationship with its manufacturer's representative in the Northern California territory and to manage sales directly, resulting in a decrease in commissions to 1.42% of revenues in 1995 from 3.87% of revenues in 1994.

  ENGINEERING AND PRODUCT DEVELOPMENT

     Engineering and product development expenses were 4.80% of revenues in 1995, and 6.54% of revenues in 1994. During 1994, the Company had entered into several custom product development contracts which were engineering-intensive but did not result in the expected revenues. In 1995, the Company directed its engineering resources to a greater degree on the development of modifiable standard products with a resulting decline in engineering expenses as a percentage of revenues.

  INTEREST EXPENSE

     Interest expense was 1.16% of revenues during 1995 and 1.64% of revenues during 1994. Interest expense relates primarily to a line of credit and two equipment term loans with San Jose National Bank. The two term loans in the aggregate principal amount of $170,000, and the line of credit, are secured by the Company's accounts receivables and the Company's assets. Proceeds from the two term loans were used to acquire equipment, and proceeds from the line of credit were used for working capital. Because the Company's borrowings did not increase in 1995, interest expense, as a percentage of revenues, decreased in 1995. In addition, the interest rate on the line of credit loan decreased by one percentage point in September 1995.

  TRANSLATION LOSS

     The primary currency of the Company's subsidiary, Poder Digital, is the Mexican peso. During the fiscal year ended 1995, the Mexican peso was devalued against the United States dollar. As a result of the devaluation, the Company incurred a $85,258 translation loss related to Poder Digital's operations. During 1994, the Company experienced a translation loss of $10,450.

  INCOME BEFORE INCOME TAXES

     Income before income taxes increased by $681,508 from $144,976 during 1994 to $826,484 in 1995. This substantial increase was primarily due to the increase in revenues from the sale of the Company's power supplies.

  INCOME TAX

     During the fourth quarter of 1995, the Company recognized an income tax benefit of $277,400 as compared to a tax provision of $23,253 during 1994. The recognition of the tax benefit during 1995 is due to the Company's utilization of its prior net operating loss carryforward.

  NET INCOME

     Net income was $1,103,884 in 1995 and $121,723 in 1994, an increase of $982,161, or 807%. The increase in net income was due to a substantial increase in sales without a corresponding increase in expenses related to such sales, and due to a $277,400 tax benefit.

     The Company does not believe that its business is seasonal.

  LIQUIDITY AND CAPITAL RESOURCES

     As of June 30, 1996 and December 31, 1995, the Company's working capital was $2,426,022 and $2,211,358, respectively. For the past two fiscal years and the six months ended June 30, 1996, the Company has relied on cash flows from operations supplemented by bank borrowings to finance working capital and capital improvements. The Company's bank borrowings consist of a $120,000 promissory note bearing interest at 10% per annum and due December 8, 1998, a $50,000 promissory note bearing interest at 10.5% per annum and due May, 1999, and a $1.5 million line of credit bearing interest at prime plus 1% and due October 15, 1997. Proceeds from the promissory notes were used to acquire equipment, and the line of credit is used to supplement the Company's working capital. The promissory notes and line of credit are secured by substantially all of the Company's assets. The Company does not anticipate any material capital expenditures during 1997. As of June 30, 1996 and December 31, 1995, the Company's bank borrowings totalled $1,614,458 and $1,054,145, respectively. See
Note 6 of Notes to Consolidated Financial Statements. Part of the proceeds raised hereby will be used to reduce the Company's borrowings by approximately $1 million.

     In addition, the Company is a guarantor of a $500,000 term loan granted to the Company's employee stock ownership plan ("ESOP"). The $500,000 term loan is included in the total amount of the Company's bank borrowings as of June 30, 1996 stated in the preceding paragraph. The $500,000 is due in June 2001 and bears interest at 10.5% per annum. Proceeds from the loan were used to acquire the Company's Common Stock by the ESOP. Principal and interest on the loan will be paid by the ESOP through contributions made by the Company to the ESOP in the amount of approximately $10,750 per month. This amount will be a monthly deduction against revenues through June 2001.

  NEW FINANCIAL ACCOUNTING PRONOUNCEMENTS

     The requirements of the Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets," issued in March 1995 ("FAS 121") and the Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," issued in October 1995 ("FAS 123"), are effective for financial statements for years that begin after December 15, 1995. The Company adopted FAS 121 effective January 1, 1996. The adoption had no effect on the Company's financial position.

     FAS 123 encourages, but does not require, companies to recognize compensation expense based on fair value for grants of stock, stock options, and other equity instruments granted to employees. Companies that do not adopt the fair value accounting rules must disclose the impact of adopting the new method in the notes to the financial statements. The Company currently does not intend to adopt the fair value accounting prescribed by FAS 123 and will be subject only to the disclosure requirements prescribed by FAS 123.

                                    BUSINESS

OVERVIEW

     Digital Power Corporation designs, develops, manufactures, and markets switching power supplies for sale to manufacturers of computers and other electronic equipment. Switching power supplies are critical components of all computers and other electronic equipment. The electronic circuitry in computers and other electronic equipment requires a steady and isolated supply of direct current (DC) electrical power. In addition, the various components and subassemblies within computers and other electronic equipment often require different voltage levels of electrical power. The power supply products of the Company satisfy these two requirements by converting the alternating current
(AC) electricity from a primary source, such as a wall outlet, into the direct current required for the proper functioning of electronic circuits, and by dividing the single electrical current into as many as four discrete output voltages. The Company's power supply products also monitor and regulate the DC output voltages being delivered to protect the electronic equipment from harmful surges and drops in voltage levels. Because the Company's products have a high "power-density" (measured in watts per cubic inch), the power supply products of the Company are generally smaller than those of competitors. For example, the Company believes that its US100 series of power supplies, on a 3" x 5" printed circuit board, is the smallest 100 watt off-line (AC input) power supply available in the industry. Furthermore, the Company's power supply products are extremely "flexible" in design. This "flexibility" approach allows the Company to modify quickly and inexpensively its base-design products to satisfy an OEM's specific power supply needs, thereby enabling the Company to keep to a minimum its expenses for non-recurring engineering ("NRE") of its base-design products. Because of this reduced NRE expense related to the "flexibility" line of switching power supplies, the Company does not charge its customers for its NRE expenses incurred in tailoring a power supply to a customer's specific requirements. However, many competitors of the Company do charge their customers for NRE expenses. As a result of the Company's "flexibility" approach, it has provided samples of modified power supplies to OEM customers in as quickly as a few days, an important capability given the increasing emphasis placed by OEMs on "time-to-market". Digital Power's strategic objective is to exploit this combination of power density, flexibility, and short time-to-market to win an increasing share of the growing power supply market.

THE INDUSTRY

     The market for power supplies is large, as all electronic systems require a steady supply of low voltage electrical power. Almost all of these systems require direct current (DC) voltages, not the alternating current (AC) voltages provided by utility companies. Furthermore, the voltage levels produced by standard power sources must be significantly lowered in order to allow proper functioning of an electronic component. For example, internal computer microprocessors, as well as memory and logic circuitry in telecommunications systems, generally operate on a voltage level of 5 volts DC or less. However, most electrical outlets produce at least 115 volts AC. Therefore, the incoming voltage of 115 volts AC must be both converted to DC and reduced to 5 volts. This is the function performed by a typical power supply. Those products which accept and convert alternating current from a primary power source into the direct current required by electronic systems are generally referred to as "power supplies". Those products which convert one level of DC voltage into a higher or lower level of DC voltage as required by a particular electronic device are generally referred to as "DC/DC converters".

     Electronic systems are sensitive to variations in voltage, and therefore require protection from the surges and drops in the AC voltage which commonly occur over electrical lines. Power supplies perform this essential function by regulating or maintaining the output voltages within a narrow range of values.

     Finally, power supplies divide a charge of electricity into multiple lower voltage outputs. Most electronic systems have a number of subsystems, each of which may require a different incoming operating voltage. Power supplies can provide multiple outputs of different voltage levels. Certain voltage levels are common in the electronics field. Increasingly, Digital Power has received requests from OEMs for "non-standard" voltage outputs. Digital Power believes that its "flexibility" series of power supplies are ideally suited for these non-standard voltage applications.

THE MARKET

     According to Micro-Tech, the worldwide market for electronic power supplies was estimated to be $15 billion in 1995. The power supply manufacturing industry is highly fragmented and Digital Power believes there are approximately 400 power supply competitors in the world. The electronic power supply market is typically split into captive and merchant segments. The captive segment of the market, that portion represented by OEMs who design and manufacture power supplies for use in their own products, is estimated to account for 50% of the total market according to Micro-Tech. The balance of the power supply market is served by merchant power supply manufacturers such as Digital Power that design and manufacture power supplies for sale to OEMs. Micro-Tech forecasts that the merchant segment of the market will experience the greatest rate of growth, increasing from 52.5% of the total market in 1996 to 62.8% of the total market in 2000. The Company believes that the increase is due, in part, to the fact that power supplies are becoming an increasingly complex component to the OEMs, with constantly changing requirements such as power factor correction (PFC) and filtering specifications to minimize electromagnetic interference (EMI).

     POWER FACTOR CORRECTION. The alternating current electricity delivered by utility companies over power lines is delivered in smooth waves, known as harmonic waves, or sine waves. This smooth harmonic wave form of AC electricity that reaches a power supply is known as "apparent power", and it is measured in watts (watts equal volts multiplied by amperes). Although the electricity reaches a switching power supply in a smooth harmonic wave form, the switching power supply does not draw on the electricity in a smooth harmonic fashion. Rather, in the process of "rectifying" the alternating current into direct current form, a switching power supply will draw current off the AC harmonic wave form in short bursts, each of which is shorter in duration than the wave frequency. The amount of power drawn off the line by the switching power supply in these short bursts is known as the "real input power". The real input power cannot be greater than the apparent power, and in fact is almost always less than the apparent power. Therefore, a percentage, or factor, can be arithmetically determined by dividing the real input power by the apparent power, giving a coefficient known as the "power factor" of the power supply. Ideally, a switching power supply would have a power factor of one, where all the apparent power is drawn off by the power supply, resulting in the real input power equaling the apparent power. In practice, however, this is not possible. In fact, most switching power supplies without the special feature known as "power factor correction" have an approximate power factor of only .60.

     The reason why power factor of less than one can be a significant problem relates to the power that is not drawn off the power line, or the differential amount between one and the power factor (1 - .60 = .40 in the example given above). This differential of missing power is reflected back onto the power line in a harmonically distorted fashion, since the originally smooth harmonic wave form has now been disrupted by the power that has been drawn off by the power supply and exhibits a kind of "ripple" in the wave form. The harmonically distorted wave form circulates as wasted heat energy in the power line, as well as in wall sockets, electrical wiring in the building, and in distribution transformers along the power line. This problem of harmonic distortion and wasted heat energy grows as additional switching power supplies are connected to and draw power from a power line. A large enough number of switching power supplies drawing power from a line without power factor correction will result in: (i) a significant uncompensated loss of electrical power (in the form of heat) to the electrical utility company; (ii) potential damage to power lines and transformers caused by excessive heat; and (iii) "dirty" electrical power for "downstream" consumers of electricity. A low power factor is generally not a problem for the piece of electronic equipment itself served by the switching power supply.

     In response to these problems, manufacturers of power supplies have developed certain circuitry within power supplies known as "power factor correction", or PFC. With PFC, most power supplies can be improved to perform at a power factor of approximately .99. Historically, PFC has only been installed in high wattage switching power supplies because of the comparatively greater amount of harmonic distortion reflected back onto the line by these power supplies. However, PFC is rapidly becoming critical at all power levels, not only because it allows equipment designers to power more circuits from a standard outlet, but also because of regulatory requirements established in the European Union, such as European Normatives EN61000-3-2 and EN61000-3-3. These two normative standards, known more fully as "Limits For Harmonic Current Emissions," and "Limitation Of Voltage Fluctuations And Flicker On Low Voltage Supply Systems For

Equipment With Rated Current <16A [less than 16 amperes]," respectively, upgrade the former generic standard IEC555.2 and place pressure on manufacturers of power supplies to develop products with PFC at lower and lower power levels.

     ELECTROMAGNETIC INTERFERENCE (EMI). EMI is universally undesirable because it potentially interferes with the operation of other electronic equipment. In the United States, the Federal Communications Commission ("FCC") has mandated certain EMI limits which cannot be exceeded by OEM equipment. The European Union
(EU) has issued an electromagnetic compatibility (EMC) directive that applies certain requirements to products sold in Europe beginning January 1, 1996. The EU created these directives to insure conformity with safety and quality standards and to assess product compliance throughout its jurisdiction. One of these requirements involves Conformity European ("CE") marking. OEMs may add the "CE" mark to their equipment if it meets the requirements for radiated and conducted noise emissions and for noise susceptibility. The power supply, if part of an OEM system, does not itself need CE certification. However, since it is one of the major noise generators within an OEM system, there is a growing demand for the power supply to have the CE mark. A pre-approved power supply provides added assurance that the OEM will meet the applicable standards with little trouble.

     Digital Power plans to address the market demands discussed above for PFC and EMI features by developing and introducing a line of power supply products which incorporate PFC and provide filtering from EMI which meets or exceeds the requirements for "CE" marking.

     The power supply market can be segmented between custom and standard power supplies. Power supplies designed and manufactured by an OEM for use in its own equipment are an example of a custom design, as the product is not intended for resale. However, custom power supplies are also common in the merchant market, as certain OEMs contract with power supply manufacturers to design a product that meets the form, fit, and function requirements of their specific application. Standard, "off-the-shelf" power supplies are intended for sale to many customers whose electronic equipment can operate from "standard" output voltages, such as 5 volts, 12 volts or 24 volts DC. A subset of the standard segment of the market has evolved, commonly known as "modified", comprising power supply products which have the performance characteristics of a standard power supply, but need certain, usually minor, modifications. These modifications may include slight mechanical changes to the sheet metal chassis, but more typically involve an adjustment to the output voltages from one of the "standard" output voltages (e.g. 5 volts to 7 volts, or 15 volts to 18.5 volts).


     Digital Power primarily serves the North American power electronics market with AC/DC power supplies and DC/DC converters ranging from 50 watts to 750 watts of total output power. AC/DC power supplies represent the largest part of the merchant power electronics market, with sales in North America alone expected to grow from about $4.9 billion in 1996 to $6.7 billion in 2000. During the same period, DC/DC converter sales in North America are forecasted to grow from $1.5 billion in 1996 to $2.1 billion in 2000.

STRATEGY

     Digital Power's strategy is to be the supplier of choice to OEMs requiring a high quality power solution where size, rapid modification, and time-to-market are critical to their business success. Target market segments would include telecommunications, networking, switching, mass storage, and industrial and office automation products. While many of these segments would be characterized as computer-related, the Company does not participate in the personal computer
(PC) power supply market. The power supply market for PCs is very competitive with standard power supplies producing low margins.

PRODUCT STRATEGY

     Digital Power has eight series of base designs from which thousands of individual models can be produced. Each series has its own printed circuit board
(PCB) layout that is common to all models within the series regardless of the number of output voltages (typically one to four) or the rating of the individual output voltages. A broad range of output ratings, from 3.3 volts to 48 volts, can be produced by simply changing the power transformer construction and a small number of output components. Designers of electronic systems can determine their total power requirements only after they have designed the system's electronic circuitry and selected the components to be used in the system. Since the designer has a finite amount of space for the system and may be under competitive pressure to further reduce its size, a burden is placed on the power supply manufacturer to maximize the power density of the power supply. A typical power supply consists of a PCB, electronic components, a power transformer and other electromagnetic components, and a sheet metal chassis. The larger components are typically installed on the PCB by means of pin-through-hole assembly where the components are inserted into pre-drilled holes and soldered to electrical circuits on the PCB. Other components can be attached to the PCB by surface mount interconnection technology (SMT) which allows for a reduction in board size since the holes are eliminated and components can be placed on both sides of the board. The Company's US100 series is an example of a product using this manufacturing technology.

PRODUCTS

     Digital Power's "flexibility" concept applies to all of the Company's US, UP/SP, and DP product series. A common printed circuit board is shared by each model in a particular family, resulting in a reduction in parts inventory while allowing for rapid modifiability into thousands of output combinations. The following is a description of the Company's products.

     US50/DP50 SERIES

     The US50 series of power supplies are compact, economical, high efficiency, open frame switchers that deliver up to 50 watts of continuous or 60 watts of peak power from one to four outputs. The 90-264 VAC universal input allows them to be used worldwide without jumper selection. Flexibility options include chassis and cover, power good signal, an isolated V4 output, and UL544 (medical) safety approval. All US50 series units are also available in 12VDC, 24VDC, or 48VDC inputs. This optional DC input unit (DP50 series) maintains the same pin-out, size, and mounting as the US50 series.

     US70/DP70 SERIES

     The US70 series of power supplies is similar to the US50 series, a compact, economical, highly efficient, open frame switcher that delivers up to 65 watts with a 70 watt peak. This unit is offered with one to four outputs, a universal input rated from 90 to 264 VAC, and is only slightly larger than the US50 series. The US70 series is differentiated from competitive offerings by virtue of its smaller size, providing up to four outputs while competitors typically are limited to three outputs. Flexibility options include cover, power good signal, an isolated V4 output, and UL544 (medical) safety approval. The DP70 is the same as the US70 except the input is 48 volts DC. The Company also offers 12 & 24 VDC DC input on this series where the model series changes to DN&DM. This type of product is ideal for low profile systems with the power supply measuring 3.2" x 5" x 1.5".

     US100/DP100 SERIES

     The US100/DP100 is the industry's smallest 100 watt switcher. Measuring only 5" x 3.3" x 1.5", this series delivers up to 100 watts of continuous or 120 watt peak power from one to four outputs. The 90-264VAC universal input allows them to be used worldwide. This product is ideal in applications where OEMs have upgraded their systems, requiring an additional 30-40 watts of output power but being unable to accommodate a larger unit. The US100 fits in the same form factor and does not require any tooling or mechanical changes by the OEM. Flexibility options include a cover and adjustable post regulators on V3 and/or V4 outputs. Fully custom models are also available. All US100 series units are also available with 12VDC, 24VDC, or 48 VDC inputs. This optional DC input unit (DP100) maintains the same pin-out, size, and mounting as the US100 series.

     UP300 SERIES

     The UP300 series are economical, high efficiency, open frame switchers that deliver up to 300 watts of continuous, 325 watt, peak power from one to two outputs. The 115/230VAC auto-selectable input allows them to be used worldwide. On-board EMI filtering is a standard feature. Flexibility options include a cover, power fail/power good signal, and an isolated 2nd output. The UP300 is also available as the SP300 series, which is jumper selectable between 115 and 230VAC and provides the OEM an even more economical solution. This product can be used in network switching systems or other electronic systems where a lot of single output current, such as 5, 12, 24, 48 volt current might be required.

     US250/DP250 SERIES

     The US250 series are economical, high efficiency, open frame switchers that deliver up to 250 watts of continuous or 300 watts of peak power from one to four outputs. The 115/230VAC auto-selectable input allows them to be used worldwide. Flexibility options include cover, power fail/power good signal, enable/inhibit, and an isolated V3 output. All US250 series units are also available with 12VDC, 24VDC, or 48VDC inputs. This optional DC input unit (DP250) maintains the same pin-out, size, and mounting as the US250 series.

     US350 SERIES

     The US350 series is a fully-featured unit that has active power factor correction and was designed to be field-configurable by the Company's international and domestic sales channels. This feature allows the stocking distributor to lower its inventory costs but still maintain the required stock to rapidly provide power supplies with the unique combination of output voltages required by an OEM. This unit delivers 350 watts from one to four outputs modules and meets the total harmonic distortion spec IEC 555.2. The US350 has an on-board EMI filter and operates from 90-264 VAC input. This unit measures 9" x 5" x 2.5" and can operate without any minimum loads and has an optional internal fan and power fail/power good signal.

     US750 SERIES

     The newest product under development by the Company is the US750 series. The US750 is a fully modular power supply measuring 3" x 10.25" x 5" and delivers 750 watts from one to four power outputs. This product can be configured to meet many different applications. It comes with optional N+1 parallelability, hot swapability, frequency synching, power good/power fail, and remote on/off. The Company anticipates that this product will be available for sale during the first quarter of 1997.

     The Company also produces two products designated as the KD series in a 150 watt and 200 watt product. These designs were acquired in 1987 under a licensing agreement with KDK Electronics. They are still offered for sale but are expected to continue to decline as a percentage of Digital's revenues. The licensing agreement with KDK Electronics, as amended, provides that in the event total historical sales of KD products reaches $20 million, then KDK Electronics will be granted a stock option to purchase 100,000 shares of Digital's Common Stock for $3.50 per share with Digital paying the exercise price. Due to changing market conditions, the KD series is expected to be phased out prior to reaching the $20 million sales level. Therefore, no common stock is anticipated to be granted to KDK Electronics under the licensing agreement. In addition, KDK Electronics will be paid a royalty equal to 5% on the first $20 million total sales of the KD series products with the royalty decreasing on sales over that amount. KD products accounted for 23%, 14%, and 9% of revenues in 1994, 1995, and for the six months ended June 30, 1996, respectively. Total cumulative sales of KD products were $14,211,423 as of June 30, 1996.

     VALUE-ADDED SERVICE

     Digital Power offers its customers various types of value-added services, which may include the following additions to its standard product offerings.

     Electrical (power): Paralleled power supplies for (N+1) redundancy, hot swapability, output OR'ing diodes, AC input receptacle with fuse, external EMI filter, on/off switch, cabling and connectors, and battery backup with charger.

     Electrical (control and monitoring): AC power fail detect signal, DC output(s) OK signal, inhibit, output voltage margining, and digital control interface.

     Mechanical: Custom hot-plug chassis for (N+1) redundant operation, locking handle, cover, and fan.

     These services incorporate one of the Company's base products along with additional enclosures, cable assemblies, and other electronic components to arrive at a power subassembly. This strategy matches perfectly with those OEMS wishing to reduce their vendor base, as the turnkey sub-assembly allows customers to eliminate other vendors.

QUALITY MANAGEMENT METHODS

     Digital Power's emphasis on quality begins with the initial design stage and continues through the production processes to the end product. To execute this strategy, the Company utilizes sophisticated design techniques including computer modeling and computer aided design combined with advanced management methods such as just-in-time (JIT) manufacturing, statistical process control
(SPC), and total quality commitment (TQC). The Company believes that these techniques lower production costs while simultaneously improving production efficiencies and the quality of the end-product.

SAFETY AND REGULATORY AGENCIES

     All of the Company's power supplies meet or exceed established international safety standards including Underwriters Laboratory Incorporated
(UL) in the United States; Canadian Standards Associations (CSA) in Canada, or the UL equivalent (cUL); and Technischer Uberwachungs-Verein (TUV) or Verband Deutscher Electrotechniker (VDE) in Germany. In addition the Company has been site-approved by the British Approval Board for Telecommunications (BABT) in the United Kingdom. The Company plans to achieve ISO 9001 certification, a European model for quality assurance, by the second quarter of 1997.

SUPPLIERS

     Other than certain fabricated parts such as printed circuit boards and sheet metal chassis which are readily available from many suppliers, the Company uses no custom components. Typically, two suppliers are qualified for every component, with the exception being two line transformers, one manufactured by Tamura and the second one manufactured by Spitznagel. These transformers are designed into three of the Company's products, which products accounted for approximately 10% of the Company's sales in 1995.

MANUFACTURING STRATEGY

     Consistent with its product flexibility strategy, the Company aims to maintain a high degree of flexibility in its manufacturing processes in order to respond to rapidly changing market conditions. With few exceptions, the competitive nature of the power supply industry has placed continual downward pressure on selling prices. In order to achieve low cost manufacturing with a labor-intensive product, manufacturers have the option of automating much of the labor out of their product, or producing their product in a low labor cost environment. Given the high fixed costs of automation and the resistance this places on making major product changes, Digital Power believes that its flexible manufacturing strategy is best achieved through a highly variable cost of operation. In 1986, the Company established a wholly-owned subsidiary in Guadalajara, Mexico to assemble its products. This manufacturing facility performs materials management, sub-assembly, final assembly, and test functions for the majority of the Company's power supply products. In addition, Digital has entered into an agreement with Fortron/Source Corp. to manufacture Digital's products at a facility located in China on a turnkey basis. Purchases from Fortron/Source will be made pursuant to purchase orders and the agreement may be terminated upon 120 days notice. Although the Company has just recently begun to manufacture its products through Fortron/Source, the Company believes that it will be able to produce high volume power supplies through Fortron/Source at a cost lower than at its Guadalajara, Mexico, facility.

SALES, MARKETING AND CUSTOMERS

     Digital Power markets its products domestically through a network of 13 independent manufacturers representatives. Each representative organization is responsible for managing sales in a particular geographic territory. Generally, the representative has exclusive access to all potential customers in the assigned territory and is compensated by commissions at 5% of net sales after the product is shipped, received, and paid for by the customer. Typically, either the Company or the representative organization may terminate the agreement with 30 days written notice.

     In certain territories, the Company has entered into agreements with 28 stocking distributors who buy and resell the Company's products. For the six months ended June 30, 1996, and for the years ended December 31, 1995 and 1994, distributor sales accounted for 38.9%, 39.7%, and 32.4%, respectively, of the Company's total sales. Over this same period, one distributor accounted for 23.1%, 27%, and 16%, respectively, of total sales. In addition, international sales through stocking distributors accounted for less than 5% of the Company's sales. In general, the agreements with stocking distributors are subject to annual renewal and may be terminated upon 90 day's written notice. Although these agreements may be terminated by either party in the event a stocking distributor decides to terminate its agreement with the Company, the Company believes that it would be able to continue the sale of its products through direct sales to the customers of the stocking distributor. Further, and in general, stocking distributors are eligible to return 25% of their previous six-month's sales for stock rotation. For the past three years, stock rotations have not exceeded one percent of total sales.

     The Company has also entered into agreements with three private label customers who buy and resell the Company's products. Under these agreements, the Company sells its products to the private label company who then resells the products with its label to its customers. The Company believes that these private label agreements expand its market by offering the customer a second source for the Company's products. The private label agreements may be terminated by either party. Further, the private label agreement requires that any product subject to a private label be available for 5 years. For the six months ended June 30, 1996, and for the years ended December 31, 1995 and 1994, private label sales accounted for 8.4%, 10.2%, and 7.8%, respectively, of total sales.

     The Company's promotional efforts to date have included product data sheets, feature articles in trade periodicals, and trade shows. Part of the proceeds raised hereby will be used for future promotional activities, including space advertising in industry-specific publications, a full line product catalog, application notes, and direct mail to an industry-specific mail list.

     The Company's products are warranted to be free of defects for a period ranging from one to two years from date of shipment. No significant warranty returns have been experienced. As of June 30, 1996, the Company's warranty reserve was $149,125.

BREAKDOWN OF PRODUCT MARKET

     The table below sets forth the percentage of Digital Power's revenues generated by particular market segments served by Digital Power's customers, and indicates representative customers within those market segments.

                                         PERCENTAGE OF
PRODUCT OR MARKET SERVED BY CUSTOMER       REVENUES           REPRESENTATIVE CUSTOMERS
-------------------------------------    -------------     ------------------------------
Communications.......................          28%         Westinghouse
                                                           STM Wireless
                                                           Stanford Telecommunications
                                                           Multipoint Networks
                                                           ADC
                                                           AT&T
Network Switches, Routers, Hubs......          24%         Bay Networks
                                                           Ascend Communications
                                                           Digital Link
                                                           Whitetree
                                                           3COM
Computer Peripheral/Mass Storage.....          12%         Storage Dimensions
                                                           Motorola
Photography/Visual Equipment.........           9%         N View
                                                           Photometrics
                                                           Optivision
Semiconductor Mfg. Equipment.........           7%         Applied Materials
                                                           Asyst Technologies
Enclosures...........................           6%         Elma
                                                           Sigma/Trimm
Broadcast Equipment..................           5%         Leitch Video
Office Automation....................           4%         Quartet Ovonics
                                                           Patapsco
Medical Equipment....................           3%         OEC Diasonics
Test Equipment.......................           2%         Analogic
                                                           Orion Instruments

BACKLOG

     Digital Power typically does not build finished goods for stock. Upon receipt of a purchase order from a customer, a work order is issued to the Company's production department to build a specified quantity of a model to be delivered on a specified shipment date. Backlog consists of purchase orders on-hand generally having a scheduled delivery date within the next six months. The Company's backlog was $5,810,098 at June 30, 1996, and $3,276,498 at December 31, 1995. Variations in the magnitude and duration of purchase orders received by the Company and customer delivery requirements may result in substantial fluctuations in backlog from period to period. Although the Company may have a binding purchase order, customers may cancel or reschedule deliveries and backlog may not be a meaningful indicator of future financial results.

COMPETITION

     The merchant power supply manufacturing industry is highly fragmented and serviced by approximately 400 competitors worldwide. Many of the Company's competitors are located in low cost environments where they may have advantages in terms of labor and component costs. In addition, they may offer products comparable in quality to those of Digital Power and have significantly greater financial and marketing resources. Representative examples of the Company's competitors are Computer Products, Inc., ASTEC America, Zytec Corporation, and Lambda Electronics. The Company believes it has a competitive position with its targeted customers who need a high-quality, compact product which can be readily modified to meet the customer's unique requirements. To remain competitive, the Company must continue to offer innovative products at competitive prices while demonstrating flexibility in meeting the customer's requirements for rapid time-to-market.

RESEARCH AND DEVELOPMENT

     The Company's research and development efforts are primarily directed toward the development of new standard power supply platforms which may be readily modified to provide a broad array of individual models. Improvements are constantly sought in power density, modifiability, and efficiency, while the Company attempts to anticipate changing market demands for increased functionality, such as PFC and improved EMI filtering. Internal research is supplemented through the utilization of consultants who specialize in various areas, including component and materials engineering, and electromagnetic design enhancements to improve efficiency, while reducing the cost and size of the Company's products. Product development is performed at Digital Power's headquarters in California by three engineers who are supported and assisted by five technicians. The Company's total expenditures for research and development were $408,966, $481,475, and $314,659 for the years ended December 31, 1994,
1995, and the six month period ended June 30, 1996, respectively, and represented 6.54%, 4.8%, and 4.8% of the Company's total revenues for the corresponding periods.

EMPLOYEES

     As of June 30, 1996, the Company had approximately 345 full-time employees with 300 of these employed at its wholly-owned subsidiary Poder Digital located in Guadalajara, Mexico. The employees of Digital Power's Mexican operation are members of a national labor union, as are most employees of Mexican companies. The Company has not experienced any work stoppages at either of its facilities and believes its employee relations are good.

FACILITIES

     The Company's headquarters are located in approximately 9,500 square feet of leased office, research and development space in Fremont, California. The Company pays $5,890 per month, subject to adjustment, and the lease expires on January 31, 2001. The Company's manufacturing facility is located in 16,000 square feet of leased space in Guadalajara, Mexico. The Company pays approximately $3,500 per month, subject to adjustment, and the lease expires in February, 2001. The Company believes that its existing facilities are adequate for the foreseeable future and has no plans to expand them.

LEGAL PROCEEDINGS

     The Company knows of no material litigation or claims pending, threatened, or contemplated to which the Company is or may become a party.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The names and ages of the Executive Officers and Directors of the Company as of September 30, 1996, and certain information about such persons, are set forth below. The Company's Bylaws provide for a Board of Directors of not less than five nor more than nine members, with the actual number to be set by resolution of the Board. Each of the Company's Directors is elected at the annual meeting of shareholders of the Company and serves until the next annual meeting until such person's successor is elected and qualified, or until such person's earlier death, resignation, or removal.

     As part of the Underwriting Agreement, the Underwriters shall have the option to designate a member to the Board of Directors, or, at the Underwriters' option, designate an individual to attend the Board's meetings for a period of five years. At this time, the Underwriters have not indicated whether they intend to exercise such right. See "Underwriting."

     Executive Officers are appointed by, and serve at the discretion of, the Board of Directors. Except as discussed below, the Company has no employment agreements with any of its Executive Officers or Directors. The Company has not paid any fees or other remuneration to the Directors for their services as Directors. The Directors do, however, receive stock options and Warrants from the Company for their services. In August of 1996, each Director received Warrants to purchase 20,000 shares of Common Stock at $5.00 per share for services as a Director. See "Principal and Selling Stockholders and Warrantholders." The Company has agreed to register the Common Stock underlying such options and Warrants. No family relationship exists between any of the Officers or Directors.

                NAME                  AGE                         POSITION
------------------------------------  ----    ------------------------------------------------
Edward L. Lammerding................    66    Chairman of the Board
Philip M. Lee.......................    72    Director
Thomas W. O'Neil, Jr................    67    Director
Robert O. Smith.....................    52    Director, Chief Executive Officer, and President
Claude Adkins.......................    54    Director, Executive Vice President, and Vice
                                                President-Engineering
Philip G. Swany.....................    46    Chief Financial Officer and Vice
                                              President-Finance

BACKGROUND OF EXECUTIVE OFFICERS AND DIRECTORS.

     EDWARD L. LAMMERDING. Mr. Lammerding is Chairman of the Board of the Company and has been a Director since 1989. Since November, 1995, Mr. Lammerding has also served as Chairman of the Board of 3Net Systems, and since 1983 he has served as Chairman of the Board of Sierra Resources Corporation, a venture capital investment firm. Currently, Mr. Lammerding is serving as a director or trustee of three other organizations, including Public Affairs Information, Inc., a legislative bill reporting service, Unicube U.S.A., Inc., a hospital curtain manufacturer, and Fulton Water Co., a domestic water supply company. Mr. Lammerding also serves on the board of the California State Lottery Commission, St. Mary's College, and the Marine Corps Historical Foundation. Mr. Lammerding received an A.B. in Economics from St. Mary's College.

     PHILIP M. LEE. Mr. Lee has served as a Director of the Company since 1991. He has over 40 years experience in supermarket management and is a general partner of J & P Properties, a real estate management and investment company. Mr. Lee is also a director of Sierra Resources Corporation. He received a certificate in management from American River College.

     THOMAS W. O'NEIL, JR. Mr. O'Neil has served as a Director of the Company since 1991. He is a certified public accountant and has been a partner of Schultze, Wallace and O'Neil, CPAs, since 1991. Mr. O'Neil is a retired partner of KPMG Peat Marwick. Mr. O'Neil is also a director of the California Exposition and State Fair, Chairman of the Board of the Regional Credit Association, and a director of 3Net Systems, Inc.

     ROBERT O. SMITH. Mr. Smith joined the Company in November 1989 as its Chief Executive Officer and as a Director, and in May 1996 he was also made President of the Company. From 1980 through 1989, Mr. Smith held various executive positions with Computer Products, Inc., a manufacturer of power conversion products and industrial automation systems (including positions as Vice President/Group Controller of the Power Conversion Group, General Manager of the Compower Division, and President of the Boschert subsidiary). From 1978 to 1980, Mr. Smith was Cost Accounting Manager at Harris Computer Systems. Mr. Smith received a B.S. in Business Administration from the Ohio University and completed numerous courses in the M.B.A. program at Kent State University.

     CLAUDE ADKINS. Mr. Adkins was the Company's President from September 1987 to May 1996, and Executive Vice President and Vice President of Engineering from May 1996 to the present. Mr. Adkins has been responsible for marketing power supplies and for new product development for the Company since the inception of the power supply line of products. From August 1975 to January 1978, Mr. Adkins was a technical sales representative for Richards Associates, a manufacturer's representative organization in San Jose, California. He received an A.A. degree from El Camino Junior College, and a B.S. degree in Industrial Technology and Electronics from California State University at Long Beach.

     PHILIP G. SWANY. Mr. Swany joined the Company as its Controller in 1981. In February 1992, he left the Company to serve as the Controller for Crystal Graphics, Inc., a 3-D graphics software development company. In September 1995, Mr. Swany returned to the Company where he was made Vice President-Finance. In May 1996, he was named Chief Financial Officer and Secretary of the Company. Mr. Swany received a B.S. degree in Business Administration -- Accounting from Menlo College, and attended graduate courses in business administration at the University of Colorado.

COMMITTEES OF THE BOARD.

     The Board has an Audit Committee and a Compensation Committee. The Audit Committee consists of Messrs. Lammerding and O'Neil, and the Compensation Committee consists of Messrs. O'Neil and Lee.

     The primary functions of the Audit Committee are to review the scope and results of audits by the Company's independent auditors, the Company's internal accounting controls, the non-audit services performed by the independent accountants, and the cost of accounting services.

     The Compensation Committee administers the Company's 1996 Stock Option Plan and approves compensation, remuneration, and incentive arrangements for officers and employees of the Company.

EXECUTIVE COMPENSATION.

     The following table sets forth the Compensation of the Company's president and chief executive officer during the past three years. No other officer received annual compensation in excess of $100,000.

                           SUMMARY COMPENSATION TABLE

                                                                   LONG TERM COMPENSATION
                                                            ------------------------------------
                                    ANNUAL COMPENSATION              AWARDS              PAYOUTS
                                  -----------------------   ------------------------     -------
                                             OTHER ANNUAL   RESTRICTED    SECURITIES      LTIP     ALL OTHER
        NAME AND                              COMPENSA-        STOCK      UNDERLYING     PAYOUTS   COMPENSA-
   PRINCIPAL POSITION     YEAR    SALARY($)    TION($)      AWARD(S)($)   OPTIONS(#)       ($)       TION
------------------------  -----   --------   ------------   -----------   ----------     -------   ---------
Robert O. Smith            1995   $105,000        $0            $ 0               0        $ 0        $ 0
President and CEO          1994   $100,000        $0            $ 0               0        $ 0        $ 0
                           1993   $100,000        $0            $ 0         104,922(1)     $ 0        $ 0

---------------
(1) During fiscal year 1993, Mr. Smith received a ten year option to acquire 104,922 shares of Common Stock at $.50 per share. During fiscal year 1996, Mr. Smith exercised his option to acquire 8,022 shares of Common Stock.

     The Company and Mr. Smith entered into an employment contract which terminates on December 31, 1999. Under the terms of Mr. Smith's employment contract, Mr. Smith shall serve as president and chief executive officer of the Company and his salary shall be $150,000 per annum effective January 1, 1997, increasing in an amount to be determined by Mr. Smith and the Board such that Mr. Smith shall receive $200,000 per annum by January 1, 1999. Mr. Smith's current salary for 1996 is $110,000. In addition, pursuant to Mr. Smith's contract, he shall have the right to receive on the first business day of each January during the term of his contract options to acquire 100,000 shares of Common Stock at the market value as of such date. Finally, pursuant to Mr. Smith's employment contract, in the event there is a change in control, Mr. Smith shall be granted a five year consulting contract at $200,000 per year.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

     Sections 204 and 317 of the California General Corporation Law permit indemnification of directors, officers, and employees of corporations under certain conditions subject to certain limitations. Article V of the Company's Amended and Restated Articles of Incorporation states that the Company may provide indemnification of its agents, including its officers and directors, for breach of duty to the Company in excess of the indemnification otherwise permitted by Section 317 of the Corporations Code, subject to the limits set forth in Section 204 of the Corporations Code. Article VI of the Bylaws provides that the Company shall, to the maximum extent and in the manner permitted in the Corporations Code, indemnify each of its agents, including its officers and directors, against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any proceeding arising by reason of the fact that any such person is or was an agent of the Company.

     Pursuant to Section 317 of the California Corporations Code, the Company is empowered to indemnify any person who was or is a party or is threatened to be made a party to any proceeding (other than an action by or in the right of the Company to procure a judgment in its favor) by reason of the fact that such person is or was an officer, director, employee, or other agent of the Company or its subsidiaries, against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with such proceeding, if such person acted in good faith and in a manner such person reasonably believed to be in the best interests of the Company and, in the case of a criminal proceeding, the Company has no reasonable cause to believe the conduct of such person was unlawful. In addition, the Company may indemnify, subject to certain exceptions, any person who was or is a party or is threatened to be made a party to any threatened, pending, or completed action by or in the right of the Company to procure a judgment in its favor by reason of the fact that such person is or was an officer, director, employee, or other agent of the Company or its subsidiaries, against expenses actually and reasonably incurred by such person in connection with the defense or settlement of such action if such person acted in good faith and in a manner such person believed to be in the best interest of the Company and its shareholders. The Company may advance expenses incurred in defending any proceeding prior to final disposition upon receipt of an undertaking by the agent, officer, director, or employee to repay that amount if it shall be determined that the agent is not entitled to indemnification as authorized by Section 317. In addition, the Company is permitted to indemnify its agents in excess of Section 317.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

STOCK PLANS

     EMPLOYEE STOCK PURCHASE PLAN. The Company adopted an Employee Stock Ownership Plan ("ESOP") in conformity with ERISA requirements. As of September 30, 1996, the ESOP owns, in the aggregate, 173,333 shares of the Company's Common Stock. In June 1996, the ESOP entered into a $500,000 loan with San Jose National bank to finance the purchase of shares. The Company has guaranteed the repayment of the loan, and it is intended that Company contributions to the ESOP will be used to pay off the loan. See "Management's Discussion and Analysis." The Company intends to make a monthly contribution of approximately $10,750 per month to the ESOP. All employees of the Company participate in the ESOP on the basis of level of compensation and length of service. Participation in the ESOP is subject to vesting over a six-year period. The shares of the Company's Common Stock owned by the ESOP are voted by the ESOP trustees. Mr. Smith, President and Chief Executive Officer of the Company, is one of two trustees of the ESOP.

     1996 STOCK OPTION PLAN. The Company has established a 1996 Stock Option Plan (the "1996 Plan"). The purpose of the 1996 Plan is to encourage stock ownership by employees, officers, and directors of the Company to give them a greater personal interest in the success of the business and to provide an added incentive to continue to advance in their employment by or service to the Company. A total of 513,000 shares of Common Stock are authorized to be issued under the Plan, of which 275,500 shares have been issued pursuant to the 1996 Plan at an exercise price of $1.80 per share. In connection with the issuance of the stock options, the Company obtained a letter from its investment banker that the value of the stock options do not exceed $1.80 per share. The stock options to acquire 275,500 shares vest after two years. The 1996 Plan provides for the grant of incentive or non-statutory stock options. The exercise price of any incentive stock option granted under the 1996 Plan may not be less than 100% of the fair market value of the Common Stock of the Company on the date of grant. The fair market value for which an optionee may be granted incentive stock options in any calendar year may not exceed $100,000. Shares subject to options under the 1996 Plan may be purchased for cash. Unless otherwise provided by the Board, an option granted under the 1996 Plan is exercisable for ten years. The 1996 Plan is administered by the Compensation Committee which has discretion to determine optionees, the number of shares to be covered by each option, the exercise schedule, and other terms of the options. The 1996 Plan may be amended, suspended, or terminated by the Board, but no such action may impair rights under a previously granted option. Each option is exercisable, during the lifetime of the optionee, only so long as the optionee remains employed by the Company. No option is transferrable by the optionee other than by will or the laws of descent and distribution. Pursuant to the 1996 Plan, Messrs. Smith, Adkins, and Swany received options to acquire 61,500, 29,500, and 24,250 shares of Common Stock, respectively.

401(K) PLAN

     The Company has adopted a tax-qualified employee savings and retirement plan (the "401(k) Plan"), which generally covers all of the Company's full-time employees. Pursuant to the 401(k) Plan, employees may make voluntary contributions to the 401(k) Plan up to a maximum of six percent of eligible compensation. These deferred amounts are contributed to the 401(k) Plan. The 401(k) Plan permits, but does not require, additional matching and Company contributions on behalf of Plan participants. The Company matches contributions at the rate of $.25 for each $1.00 contributed. The Company can also make discretionary contributions. The 401(k) Plan is intended to qualify under Sections 401(k) and 401(a) of the Internal Revenue Code of 1986, as amended. Contributions to such a qualified plan are deductible to the Company when made and neither the contributions nor the income earned on those contributions is taxable to Plan participants until withdrawn. All 401(k) Plan contributions are credited to separate accounts maintained in trust.

                              CERTAIN TRANSACTIONS

SIERRA RESOURCES CORPORATION

     Sierra Resources Corporation is a venture capital company registered as a business development company under the Securities Act of 1933. Edward L. Lammerding, Chairman of the Company, is the founder of Sierra Resources Corporation and, since 1983, has served as its chairman of the board. Sierra Resources Corporation is a principal shareholder of the Company. Previously, but not within the past two fiscal years, Sierra Resources has assisted the Company in financing through loans. In August 1996, Sierra Resources received Warrants to purchase 100,000 shares of common stock at $5.00 per share for providing certain administrative and financial advice to the Company.

             PRINCIPAL AND SELLING STOCKHOLDERS AND WARRANTHOLDERS

     The following table sets forth certain information with respect to the beneficial ownership of the Company's Common Stock as of September 30, 1996, and as adjusted to reflect the sale of the Common Stock offered by the Company and the Selling Stockholders, for (i) each director, (ii) all directors and officers of the Company as a group, (iii) each person known to the Company to own beneficially five percent (5%) or more of the outstanding shares of the Company's Common Stock, and (iv) all other Selling Stockholders.


     The Company is also registering 180,412 shares of Common Stock and 100,000 Warrants owned by Sierra Resources Corporation. Sierra Resources intends to distribute 178,612 shares and 100,000 Warrants to its shareholders.



                                          SHARES BENEFICIALLY                     SHARES BENEFICIALLY
                                                 OWNED                                   OWNED
                                         PRIOR TO OFFERING(1)                      AFTER OFFERING(2)
                                         ---------------------     SHARES TO     ---------------------
      NAME OF SELLING SHAREHOLDER        NUMBER        PERCENT      BE SOLD      NUMBER        PERCENT
---------------------------------------  -------       -------     ---------     -------       -------
Edward L. Lammerding...................  422,131(3)      24.4        40,136      381,995         15.3
629 J Street
Sacramento, CA 95814
Philip M. Lee..........................  410,178(4)      23.7         6,000      404,178         15.0
41920 Christy Street
Fremont, CA 94538
Thomas W. O'Neil, Jr. .................   63,100(5)       3.9        14,600       48,500          2.0
455 Capitol Mall
Sacramento, CA 95814
Robert O. Smith........................  154,400(6)       8.8        10,000      144,400          5.8
41920 Christy Street
Fremont, CA 94538
Claude Adkins..........................  136,500(7)       5.7        15,000      121,500          5.0
41920 Christy Street
Fremont, CA 94538
Alaric Corporation.....................   10,500            *         5,500        5,000            *
Callopy, Christine N. .................    2,000            *           600        1,400            *
Castillo, Joaquin......................    4,000            *         2,000        2,000            *
Davis, Devere J. & Lois M. ............    9,700            *         1,000        8,700            *
Flores, Louis..........................   48,700          2.9        20,000       28,700          1.2
Gong, Sherman..........................    3,000            *         1,000        2,000            *
Greenslate, Norman C. & Dolores........    6,300            *         2,000        4,300            *
Harris, Patricia A. ...................    2,000            *           500        1,500            *
Haug, Bruce............................    1,500            *         1,500            0            0
Kai, Jimmy T. .........................    6,500            *         1,900        4,600            *
Lammerding Assoceights (A & S Part)....   27,766(8)       1.6         9,366       18,400            *
Lammerding, Claire M. .................    2,000(8)         *           600        1,400            *
Lammerding, Jerome C. .................    2,000(8)         *           600        1,400            *
Lammerding, Joseph E. .................    2,000(8)         *           600        1,400            *
Lammerding, Mary C. ...................    2,000(8)         *           600        1,400            *
Lee Family Trust.......................   86,266          5.1        30,266       56,000          2.3
41920 Christy Street
Fremont, CA 94538
Lucas, David...........................    8,000            *         3,000        5,000            *
Marquez, Jose..........................   72,200          4.5        10,000       62,200          2.5
Moore, Elizabeth.......................   63,366          3.7        20,366       43,000          1.8
Muir, Sharon...........................    2,700            *         2,700            0            0
Mulhern, Iva Trust.....................   17,933          1.0         6,933       11,000            *

                                          SHARES BENEFICIALLY                     SHARES BENEFICIALLY
                                                 OWNED                                   OWNED
                                         PRIOR TO OFFERING(1)      SHARES TO       AFTER OFFERING(2)
      NAME OF SELLING SHAREHOLDER        NUMBER        PERCENT      BE SOLD      NUMBER        PERCENT
---------------------------------------  -------        ----        -------      -------        ----
Mulhern, James M. .....................   17,933          1.0         6,933       11,000            *
Old Timers, Ltd. ......................   18,700          1.1         6,000       12,700            *
Retzer, William K. & Mary J. ..........   62,500          3.7        16,500       46,000          1.9
Rushford Hintz, Florence Catherine.....      750            *           750            0            0
Rushford, Daniel Lee...................      750            *           750            0            0
Rushford, James William................      750            *           750            0            0
Rushford, Michael Dennis...............      750            *           750            0            0
Sierra Resources Corp. ................  180,412         10.6         1,800            0(9)         0
629 J Street
Sacramento, CA 95814
Skinner, Marjory V. ...................    7,200            *         2,200        5,000            *
Takehara, Kenji........................    6,300            *         3,000        3,300            *
Takehara, Rusby F. ....................    6,300            *         3,000        3,300            *
Taricco, Richard P. & Peggy L. T. .....    5,700            *           800        4,900            *
Rhodora Finance Corporation Limited....  183,464        11.44            --      183,464          7.8
19 Potaardestraat
B-2690 Temse, Belgium
Tipton, William, Jr. M.D...............   83,800         5.23            --       83,800          3.6
777 Sunset Ridge
Northfield, IL 60093
Officers and Directors as a group
  (6 persons)..........................  904,897(10)     45.0       117,802      529,610(10)     19.8


---------------
Footnotes to table:

 *  Less than 1%.

(1) The persons named in the table have sole voting and investment power with respect to all of the Common Stock shown as beneficially owned by them, subject to community property laws where applicable and the information contained in the footnotes to the table.

(2) Assuming no exercise of the Underwriters' over-allotment option.

(3) Includes 27,500 shares subject to options and Warrants exercisable within 60 days. Also includes 180,412 shares and 100,000 shares subject to Warrants exercisable within 60 days owned by Sierra Resources Corporation of which Mr. Lammerding is president and chairman of the board and has dispositive and voting power.

(4) Includes 27,500 shares subject to options and Warrants exercisable within 60 days. Also includes 86,266 shares held by a family trust for which Mr. Lee serves as a trustee and 180,412 shares and 100,000 shares subject to Warrants exercisable within 60 days held by Sierra Resources Corporation for which Mr. Lee serves as a director and has dispositive and voting power.

(5) Includes 27,500 shares subject to options and Warrants exercisable within 60 days.

(6) Includes 154,400 shares subject to options and Warrants exercisable within 60 days.

(7) Includes 57,500 shares subject to options and Warrants exercisable within 60 days.

(8) Represents shares to Mr. Lammerding's adult children and shares of a family corporation to which Mr. Lammerding disclaims beneficial ownership.

(9) After the offer of 1,800 shares, Sierra Resources will own 178,612 shares which it intends to distribute to its shareholders.


(10) Includes a total of 409,400 shares subject to options and Warrants owned prior to the offering and exercisable within 60 days, and 319,880 shares subject to options and Warrants owned after the offering and exercisable within 60 days.

     The following table sets forth certain information with respect to the beneficial ownership of the Company's Warrants as of September 30, 1996, and as adjusted to reflect the sale of the Warrants offered by the Company and the Selling Stockholders, for each director and all other selling Warrantholders. The Company is also registering the 200,000 Warrants and the 200,000 shares of Common Stock underlying the Warrants owned by the selling Warrantholders. The selling Warrantholders may sell all or none of their Warrants.



                                         WARRANTS BENEFICIALLY                   WARRANTS BENEFICIALLY
                                                 OWNED             WARRANTS              OWNED
                                         PRIOR TO OFFERING(1)         TO           AFTER OFFERING(2)
                                         ---------------------        BE         ---------------------
         NAME OF WARRANTHOLDER           NUMBER        PERCENT      OFFERED      NUMBER        PERCENT
---------------------------------------  -------       -------     ---------     -------       -------
Edward L. Lammerding...................  120,000(3)      60.0        20,000      100,000          0
629 J Street
Sacramento, CA 95814
Philip M. Lee..........................  120,000(3)      60.0        20,000      100,000          0
41920 Christy Street
Fremont, CA 94538
Thomas W. O'Neil.......................   20,000         10.0        20,000            0          0
455 Capitol Mall
Sacramento, CA 95814
Robert O. Smith........................   20,000         10.0        20,000            0          0
41920 Christy Street
Fremont, CA 94538
Claude Adkins..........................   20,000         10.0        20,000            0          0
41920 Christy Street
Fremont, CA 94538
Sierra Resources Corp. ................  100,000         50.0       100,000(4)         0          0


---------------
Footnotes to table:


(1) The persons named in the table have sole voting and investment power with respect to all of the Warrants shown as beneficially owned by them, subject to community property laws where applicable and the information contained in the footnotes to the table.


(2) Assuming no exercise of the Underwriters' over-allotment option.

(3) Includes Warrants to acquire 100,000 shares of Common Stock owned by Sierra Resources Corporation for which Messrs. Lammerding and Lee are directors and may have dispositive and voting power.


(4) Sierra Resources intends to distribute 100,000 Warrants to its shareholders.


                           DESCRIPTION OF SECURITIES

     The Company's authorized capital stock consists of 10,000,000 shares of Common Stock, no par value, and 2,000,000 shares of Preferred Stock, no par value. As of June 30, 1996, there were outstanding 1,603,275 shares of Common Stock held of record by stockholders and no shares of Preferred Stock outstanding.

COMMON STOCK

     Each stockholder is entitled to one vote for each share of Common Stock held on all matters submitted to a vote of stockholders. Each holder of Common Stock has the right to cumulate his votes, which means each share shall have the number of votes equal to the number of directors to be elected and all of which votes may be cast for any one nominee. Subject to such preferences as may apply to any Preferred Stock outstanding at the time, the holders of outstanding shares of Common Stock are entitled to receive dividends out of assets legally available therefor at such times and in such amounts as the Board of Directors may from time to time determine. The Common Stock is not entitled to preemptive rights and is not subject to conversion or redemption. Upon the liquidation, dissolution, or winding up of the Company, the holders of Common Stock and any participating Preferred Stock outstanding at that time would be entitled to share ratably in all assets remaining after the payment of liabilities and the payment of any liquidation preferences with respect to any outstanding Preferred Stock. Each outstanding share of Common Stock now is, and all shares of Common Stock that will be outstanding after completion of the offering will be, fully paid and non-assessable.

  PREFERRED STOCK

     The Board of Directors is authorized, subject to any limitations prescribed by California law, to provide for the issuance of shares of Preferred Stock in one or more series, to establish from time to time the number of shares to be included in each such series, to fix the powers, designations, preferences, and rights of the shares of each wholly-unissued series and any qualifications, limitations, or restrictions thereon, and to increase or decrease the number of shares of any such series (but not below the number of shares of such series then outstanding) without any further vote or action by the stockholders. The Board of Directors may authorize the issuance of Preferred Stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of Common Stock. Thus, the issuance of Preferred Stock may have the effect of delaying, deterring, or preventing a change in control of the Company. The Company has no current plans to issue any shares of Preferred Stock.

  WARRANTS

     The Company is offering 500,000 Warrants at a price of $.125 per Warrant entitling the holder of each Warrant to purchase, commencing during a three-year period from the effective date of this Prospectus, a share of Common Stock at an exercise price of $5.00 per share. The Company shall have the right to call each Warrant for redemption upon not less than thirty (30) days written notice for a redemption price of $.125 per Warrant provided that the closing bid price of the Common Stock has been at least $6.00 per share for thirty (30) consecutive trading days ending within three (3) trading days of the date on which notice of redemption is given.

     Further, the Company has issued Warrants to purchase 200,000 shares, in the aggregate, to its Directors and an affiliate of the Company. The Warrants have the same term, exercise price, and are subject to redemption, as the Warrants offered through this offering.

     In addition, the Representative shall receive Warrants ("Representative's Warrants") which shall entitle the holder to purchase an aggregate of 100,000 shares of Common Stock and 50,000 Warrants, similar but not identical to, the Warrants. The Representative's Warrants are not exercisable for a one year period. See "Underwriting."

  STOCK OPTIONS

     In addition to the stock options to purchase 275,500 shares of Common Stock issued pursuant to the 1996 Plan, the Company issued options in 1993 to purchase 237,500 shares of Common Stock at $1.80 per share. The options expire in 2003 and were issued to employees and directors of the Company. Of the options to purchase 237,500 shares, options to purchase 178,125 shares are immediately exercisable and the remaining options to purchase 59,375 vest in May 1997.

     In addition, Mr. Smith was issued an option in 1993 that expires in 2003 to acquire 104,922 shares of Common Stock at $0.50 per share of which 96,900 options are currently outstanding.

  TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Company's Common Stock and Warrants is American Securities Transfer, Inc., located at 1825 Lawrence Street, Suite 444, Denver, Colorado, 80202-1817, phone number (303) 298-5370.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Sales of a substantial number of shares of the Company's Common Stock in the public market could have the effect of depressing the prevailing market price of its Common Stock. Upon the completion of the offerings, the Company will have outstanding 2,353,275 shares of Common Stock. Of these shares, the 1,000,000 shares sold in the offering will be freely transferable without restriction or further registration under the Securities Act of 1933 (the "Securities Act") unless purchased by "affiliates" of the Company as that term is defined in Rule 144 of the Securities Act ("Affiliates"), which shares will be subject to the resale limitations of Rule 144 adopted under the Securities Act. Of the other shares outstanding upon the completion of the offering, 1,353,275 shares will be "restricted securities" as that term is defined under Rule 144 ("Restricted Shares"). Restricted Shares may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 promulgated under the Securities Act, which rule is summarized below. As a result of the contractual restrictions described below, and the provisions of Rule 144, additional shares will be available and eligible for sale in the public market as follows: (i) 1,272,458 currently outstanding shares upon expiration of lock-up agreements 12 months after the date of this Prospectus, (ii) 1,459,900 additional shares issuable upon the exercise of stock options and Warrants, to the extent exercisable as of such date, and (iii) 80,817 currently outstanding shares from time to time thereafter pursuant to Rule 144.


     Certain stockholders of the Company have entered into lock-up agreements with the Representative of the Underwriters providing that, with certain limited exceptions, such stockholders will not offer, sell, contract to sell, grant an option to purchase, make a short sale, or otherwise dispose of or engage in any hedging or other transaction that is designed or reasonably expected to lead to a disposition of any shares of Common Stock for a period of 12 months after the date of this Prospectus without the prior written consent of the Representative. Other than (i) the 1,000,000 shares being offered hereby, (ii) 1,459,900 shares subject to stock options and Warrants, and (iii) 80,817 shares owned by holders owning 5,000 or less shares of Common Stock as of the date of this Prospectus, no shares of Common Stock of the Company will be eligible for immediate sale in the public market until the expiration of the 12 month lock-up agreement with the Representative of the Underwriters. The Representative may, in its sole discretion and at any time without notice, release all or any portion of the securities subject to lock-up agreements.


     In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned Restricted Shares for at least two years will be entitled to sell in any three-month period a number of shares that does not exceed the greater of (i) 1% of the then outstanding shares of the Company's Common Stock (approximately 23,532 shares immediately after the offering), or (ii) the average weekly trading volume of the Company's Common Stock in the NASDAQ SmallCap Market during the four calendar weeks immediately preceding the date on which notice of the sale is filed with the Commission. Such sales pursuant to Rule 144 are subject to certain requirements relating to manner of sale, notice, and availability of current public information about the Company. The Commission has recently proposed to reduce the two year holding periods under Rule 144 to one year. If enacted, such modification will have a material effect on the timing of when certain shares of Common Stock become eligible for resale.

     Prior to the offerings, there has been no public market for the Common Stock of the Company, and no predictions can be made of the effect, if any, that the sale or availability for sale of shares of additional Common Stock will have on the trading price of the Common Stock. Nevertheless, sales of substantial amounts of such shares in the public market, or the perception that such sales could occur, could adversely affect the trading price of the Common Stock, and could impair the Company's future ability to raise capital through an offering of its equity securities. See "Description of Securities."

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the Underwriters named below (the "Underwriters"), through their Representative, Werbel-Roth Securities, Inc., have severally agreed to purchase from the Company and the Selling Stockholders the following respective numbers of shares of Common Stock and Warrants at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this
Prospectus:

                      UNDERWRITERS                 NUMBER OF SHARES     NUMBER OF WARRANTS
          -------------------------------------    ----------------     ------------------
          Werbel-Roth Securities, Inc.
                    Total......................       1,000,000              500,000
                                                      ----------             --------
                                                      ----------             --------

     The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that the Underwriters will purchase all shares of Common Stock and Warrants offered hereby if any of such shares or Warrants are purchased.

     The Company and the Selling Stockholders have been advised by the Representative of the Underwriters that the Underwriters propose to offer the shares of Common Stock and Warrants to the public at the initial public offering prices set forth on the cover page of this Prospectus and to certain dealers at
such price less a concession not in excess of $          per share and
$          per Warrant. The Underwriters may allow, and such dealers may
re-allow, a concession not in excess of $          per share and $          per
Warrant to certain other dealers. After the initial public offering, the public offering price and other selling terms may be changed by the Representative of the Underwriters. Further, the Company has agreed to reimburse the Underwriters on a non-accountable basis for their expenses in the amount of 3% of the gross proceeds from the offering.

     At the closing of the sale of Shares being offered hereby, the Company will sell to the Representative the Representative's Warrants, for nominal consideration, entitling the Representative to purchase an aggregate of 100,000 shares of Common Stock and 50,000 Warrants, similar but not identical to, the Warrants. The Representative's Warrants shall be non-exercisable and non-transferable (other than a transfer to affiliates of the Representative or members of the selling group) for a period of twelve months following the date of this Prospectus. The Representative's Warrants and the underlying securities shall contain the usual anti-dilution provisions and shall not be redeemable. The Representative's Warrants will be exercisable after twelve months from the effective date of this Prospectus and for a period of four years thereafter; and if the Representative's Warrants are not exercised during this term, they shall, by their own terms, automatically expire. The exercise price of each of the Representative's Warrants shall be 120% of the public offering price per Share and price per Warrant. In addition, the Company has granted to the Representative a single demand registration right and unlimited piggy back registration rights, related to the Common Stock and Warrants underlying the Representative's Warrants.

     The Representative may designate that the Representative's Warrants be issued in varying amounts directly to its officers, directors, shareholders, employees, and other proper persons and not to the Representative; however, such designation will only be made by the Representative if it determines and represents to the Company that such issuance would not violate the interpretation of the Board of Governors of the NASD relating to the review of corporate financing arrangements and would not require registration of the Representative's Warrants or underlying securities.

     Upon written request of the then holder(s) of a majority of the total Representative's Warrants and the underlying securities issued upon the exercise of the Representative's Warrants, at any time within the period commencing on the date of the definitive Prospectus and ending five years thereafter, the Company will file, not more than once, a registration statement under the Act, registering or qualifying, as the case may be, the Representative's Warrants and/or the underlying securities. The filing shall be made within sixty (60) days of such notice, and the Company agrees to use its best efforts to cause the above filing to become effective. All expenses of such registration or qualification, including, but not limited to, legal, accounting, printing, and mailing fees, will be borne by the Company.

     In addition to the above, the Company understands and agrees that if, at any time during the term of the Representative's Warrants and for a period of five years thereafter, it should file a registration statement with the SEC pursuant to the Securities Act for a public offering of securities, either for the account of the Company or for the account of any other person, the Company, at its own expense, will offer to said holder(s) the opportunity to register or qualify the Representative's Warrants and the underlying securities for public offering. The Company shall give such holder(s) notice by registered mail at least thirty (30) days prior to filing any such registration statement with the Commission.

     In addition, the Company has granted to the Underwriters an over-allotment option, exercisable not later than 45 days after the date of this Prospectus, to purchase up to 150,000 additional shares of Common Stock and 75,000 Warrants at the initial public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus. To the extent that the Underwriters exercise such option, each of the Underwriters shall have a firm commitment to purchase approximately the same percentage thereof that the number of shares of Common Stock and Warrants to be purchased by it shown in the above table bears to 1,000,000, and the Company will be obligated, pursuant to the option, to sell such shares to the Underwriters. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of Common Stock and Warrants hereby. If purchased, the Underwriters will offer such additional shares on the same terms as those on which the 1,000,000 shares are being offered.

     The Company and the Selling Stockholder have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act.

     Stockholder's of the Company owning more than 5,000 shares of Common Stock not being sold in the initial public offering have agreed not to offer, sell, or otherwise dispose of any of such Common Stock for a period of 12 months after the date of this Prospectus without the prior written consent of the Representative of the Underwriters. See "Shares Eligible for Future Sale."

     The Representative of the Underwriters has advised the Company and the Selling Stockholders that the Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

     As part of the Underwriting Agreement, the Underwriters shall have the right to designate a member of the Board of Directors, or at the Underwriters' option, to designate one individual to attend the meetings of the Company's Board of Directors for a period of five years. Further, for a period of five years, the Underwriters shall have a right of first refusal to sell the Company's securities in a public or private offering.

     The preceding is a brief summary of the Underwriting Agreement and is qualified in its entirety by the Underwriting Agreement itself which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part.

     Prior to this offering, there has been no public market for the Common Stock or Warrants of the Company. Consequently, the initial public offering price for the Common Stock has been determined by negotiations between the Company, the Selling Stockholders, and the Representative of the Underwriters. Among the factors considered in such negotiations were the prevailing market conditions, the results of operations of the Company in recent periods, the market capitalization, the stage of development of other companies which the Company and the Representative of the Underwriters believes to be comparable to the Company, estimates of the business potential of the Company, the present state of the Company's development, and other factors deemed relevant.

                                 LEGAL MATTERS

     The validity of the shares of Common Stock and Warrants offered by the Company and Common Stock offered by the Selling Stockholders will be passed upon by Bartel Eng Linn & Schroder, Sacramento, California. Certain legal matters in connection with this offering will be passed upon for the Underwriters by Atlas, Pearlman, Trop, and Borkson, P.A., Fort Lauderdale, Florida.

                                    EXPERTS

     The audited consolidated financial statements of the Company as of December 31, 1995, and for each of the two years in the period ended December 31, 1995, have been included in this Prospectus and Registration Statement in reliance upon the report of Hein + Associates LLP, independent certified public accountants, appearing elsewhere herein and in the Registration Statement, and upon the authority of such firm as experts in accounting and auditing.

                             CHANGE IN ACCOUNTANTS

     In June 1996, the Company decided to retain Hein + Associates LLP as the Company's independent accountants and dismissed Villanueva, Purcell & Co., the Company's former accountants. The decision to change independent accountants was ratified and approved by the Company's Board of Directors in June 1996. During the relationship between the Company and Villanueva, Purcell & Co., there were no disagreements regarding any matters with respect to accounting principles or practices, financial statement disclosure, or audit scope or procedure, which disagreements, if not resolved to the satisfaction of the former accountants, would have caused Villanueva, Purcell & Co. to make reference to the subject matter of the disagreement in connection with its report. The former accountants' reports for the years ended December 31, 1994 and 1993 are not a part of the financial statements of the Company included in this Prospectus. Such reports did not contain an adverse opinion or disclaimer of opinion or qualification of modifications as to uncertainty, audit scope or accounting principles. Prior to retaining Hein + Associates LLP, the Company had not consulted with Hein + Associates LLP regarding accounting principles.

                             ADDITIONAL INFORMATION

     A Registration Statement on Form SB-2, including amendments thereto, relating to the shares of Common Stock and Warrants offered hereby, has been filed by the Company with the Commission under the Securities Act. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. For further information with respect to the Company and the Common Stock and Warrants offered hereby, reference is made to such Registration Statement and exhibits. A copy of the Registration Statement may be inspected by anyone without charge at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and at the regional offices of the Commission located at Room 1228, 75 Park Place, New York 10007, and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of all or any part of the Registration Statement and the exhibits thereto may be obtained from those offices upon the payment of certain fees prescribed by the Commission. In addition, the Commission maintains a Web site (http://www.sec.gov) that contains reports proxy and information statements and other information regarding issuers that file electronically with the Commission.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                                                        PAGE
                                                                                        ----
Independent Auditor's Report..........................................................   F-2
Consolidated Balance Sheets -- December 31, 1995 and June 30, 1996 (unaudited)........   F-3
Consolidated Statements of Income -- For the Years Ended December 31, 1994 and 1995
  and for the six months ended June 30, 1995 and 1996 (unaudited).....................   F-4
Consolidated Statement of Stockholders' Equity -- For the Years Ended December 31,
  1994 and December 31, 1995 and for the six months ended
  June 30, 1996 (unaudited)...........................................................   F-5
Consolidated Statements of Cash Flows -- For the Years Ended December 31, 1994 and
  1995
  and for the six months ended June 30, 1995 and 1996 (unaudited).....................   F-6
Notes to Consolidated Financial Statements............................................   F-7

                          INDEPENDENT AUDITOR'S REPORT

The Stockholders and Board of Directors
  Digital Power Corporation and Subsidiary
  Fremont, California

     We have audited the accompanying consolidated balance sheet of Digital Power Corporation and Subsidiary as of December 31, 1995, and the related consolidated statements of income, stockholders' equity and cash flows for the years ended December 31, 1994 and 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Digital Power Corporation and Subsidiary as of December 31, 1995, and the results of their operations and their cash flows for the years ended December 31, 1994 and 1995 in conformity with generally accepted accounting principles.

                                          HEIN + ASSOCIATES LLP
                                          Certified Public Accountants

Orange, California
August 31, 1996

                    DIGITAL POWER CORPORATION AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS

                                                                       DECEMBER 31,
                                                                           1995
                                                                       ------------    JUNE 30,
                                                                                         1996
                                                                                      -----------
                                                                                      (UNAUDITED)
                                             ASSETS
Current Assets:
  Cash...............................................................   $  202,917    $    84,614
  Temporary investment...............................................      100,000        107,173
  Accounts receivable -- trade, net of allowance for doubtful
     accounts of $120,000 and $120,000 (unaudited)...................    1,616,497      2,249,457
  Other receivables..................................................       57,858         52,262
  Inventory, net.....................................................    1,557,226      2,142,454
  Prepaid expenses and deposits......................................       27,792         62,480
  Deferred income taxes..............................................      240,856        139,000
                                                                       ------------   ------------
     Total current assets............................................    3,803,146      4,837,440
Property and Equipment, net..........................................      357,680        546,013
Deposits.............................................................       18,364         30,643
Deferred Offering Costs..............................................           --         29,181
Deferred Income Taxes................................................      139,000             --
                                                                       ------------   ------------
          Total Assets...............................................   $4,318,190    $ 5,443,277
                                                                       ============   ============
                              LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Current portion of long-term debt..................................   $   46,014    $   143,097
  Current portion of capital lease obligations.......................       11,925         12,474
  Debenture payable..................................................        5,000             --
  Accounts payable...................................................    1,131,586      1,486,381
  Accrued liabilities................................................      397,263        769,466
                                                                       ------------   ------------
     Total current liabilities.......................................    1,591,788      2,411,418
Long-Term Debt, less current portion.................................    1,008,131      1,471,361
Obligations Under Capital Lease, less current portion................       31,690         26,739
                                                                       ------------   ------------
     Total liabilities...............................................    2,631,609      3,909,518
                                                                       ------------   ------------
Commitments and Contingencies (Notes 6, 7 and 9)
Stockholders' Equity:
  Series A cumulative redeemable convertible preferred stock, no par value, 1,000,000 shares authorized, 415,302 and 0 (unaudited)
     shares issued and outstanding (Aggregate liquidation preference
     of $1,100,000)..................................................      747,569             --
  Common stock, no par value, 5,000,000 shares authorized, 963,722
     and 1,603,275 (unaudited) shares issued and outstanding.........    4,398,322      5,539,115
  Accumulated deficit................................................   (3,459,310)    (3,505,356)
  Unearned employee stock ownership plan shares......................           --       (500,000)
                                                                       ------------   ------------
     Total stockholders' equity......................................    1,686,581      1,533,759
                                                                       ------------   ------------
          Total Liabilities and Stockholders' Equity.................   $4,318,190    $ 5,443,277
                                                                       ============   ============

       See accompanying notes to these consolidated financial statements.

                    DIGITAL POWER CORPORATION AND SUBSIDIARY

                       CONSOLIDATED STATEMENTS OF INCOME

                                              FOR THE YEARS ENDED
                                                  DECEMBER 31,            FOR THE SIX MONTHS ENDED
                                           --------------------------             JUNE 30,
                                              1994           1995         -------------------------
                                           ----------     -----------        1995           1996
                                                                          ----------     ----------
                                                                          (UNAUDITED)    (UNAUDITED)
Revenues.................................  $6,249,333     $10,037,502     $4,947,952     $6,553,376
Cost of Goods Sold.......................   4,663,124       7,494,427      3,885,875      4,975,557
                                           ----------     -----------     ----------     ----------
  Gross Margin...........................   1,586,209       2,543,075      1,062,077      1,577,819
                                           ----------     -----------     ----------     ----------
Operating Expenses:
  Engineering and product development....     408,966         481,475        243,048        314,659
  Marketing and selling..................     500,338         452,654        234,066        240,621
  General and administrative.............     418,970         581,174        252,035        332,927
                                           ----------     -----------     ----------     ----------
          Total operating expenses.......   1,328,274       1,515,303        729,149        888,207
                                           ----------     -----------     ----------     ----------
Income From Operations...................     257,935       1,027,772        332,928        689,612
                                           ----------     -----------     ----------     ----------
Other Income (Expense):
  Interest income........................         523           3,116          2,967          7,339
  Interest expense.......................    (103,032)       (119,146)       (58,533)       (59,537)
  Translation loss.......................     (10,450)        (85,258)        (6,851)          (206)
                                           ----------     -----------     ----------     ----------
     Other income (expense)..............    (112,959)       (201,288)       (62,417)       (52,404)
                                           ----------     -----------     ----------     ----------
Income Before Income Taxes...............     144,976         826,484        270,511        637,208
                                           ----------     -----------     ----------     ----------
Provision (Benefit) For Income Taxes.....      23,253        (277,400)        28,000        294,000
                                           ----------     -----------     ----------     ----------
Net Income...............................  $  121,723     $ 1,103,884     $  242,511     $  343,208
                                           ==========     ===========     ==========     ==========
Net Income Applicable To Common
  Shareholders...........................  $   30,357     $ 1,012,518     $  196,828     $  305,139
                                           ==========     ===========     ==========     ==========
Net Income Per Common Share:
  Primary................................  $     0.02     $      0.80     $     0.16     $     0.24
                                           ==========     ===========     ==========     ==========
  Fully diluted..........................  $     0.02     $      0.66     $     0.15     $     0.20
                                           ==========     ===========     ==========     ==========
Weighted Average Number Of Shares
  Outstanding............................   1,226,208       1,258,858      1,242,395      1,276,778
                                           ==========     ===========     ==========     ==========

       See accompanying notes to these consolidated financial statements.

                    DIGITAL POWER CORPORATION AND SUBSIDIARY

                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                                                                                                 UNEARNED
                                                                                                 EMPLOYEE
                                       PREFERRED STOCK         COMMON STOCK                        STOCK       TOTAL
                                     -------------------   ---------------------   ACCUMULATED   OWNERSHIP   STOCKHOLDERS'
                                      SHARES    AMOUNT      SHARES      AMOUNT       DEFICIT       PLAN        EQUITY
                                     --------  ---------   ---------  ----------   -----------   ---------   ----------
Balances, January 1, 1994...........  415,302  $ 747,569     963,722  $4,398,322   $(4,684,917)  $      --   $  460,974
  Net income........................       --         --          --          --       121,723          --      121,723
                                     --------  ---------   ---------- ----------   -----------   ---------   ----------
Balances, December 31, 1994.........  415,302    747,569     963,722   4,398,322    (4,563,194)         --      582,697
  Net income........................       --         --          --          --     1,103,884          --    1,103,884
                                     --------  ---------   ---------- ----------   -----------   ---------   ----------
Balances, December 31, 1995.........  415,302    747,569     963,722   4,398,322    (3,459,310)         --    1,686,581
  Net income (unaudited)............       --         --          --          --       343,208          --      343,208
  Dividend on preferred stock
    (unaudited).....................       --         --     216,229     389,213      (389,254)         --          (41)
  Conversion of preferred stock
    (unaudited)..................... (415,302)  (747,569)    415,302     747,569            --          --           --
  Exercise of stock options
    (unaudited).....................       --         --       8,022       4,011            --          --        4,011
  ESOP loan and share purchases
    (unaudited).....................       --         --          --          --            --    (500,000)    (500,000)
                                     --------  ---------   ---------- ----------   -----------   ---------   ----------
Balances, June 30, 1996
  (unaudited).......................       --  $      --   1,603,275  $5,539,115   $(3,505,356)  $(500,000)  $1,533,759
                                     ========  =========   ========== ==========   ===========   =========   ==========

       See accompanying notes to these consolidated financial statements.

                    DIGITAL POWER CORPORATION AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                       FOR THE YEARS ENDED
                                                           DECEMBER 31,            FOR THE SIX MONTHS ENDED
                                                    --------------------------             JUNE 30,
                                                       1994           1995        --------------------------
                                                    -----------    -----------       1995           1996
                                                                                  -----------    -----------
                                                                                  (UNAUDITED)    (UNAUDITED)
Cash Flows From Operating Activities:
  Net income.....................................   $   121,723    $ 1,103,884    $   242,511    $   343,208
                                                    -----------    -----------     ----------     ----------
  Adjustments to reconcile net income to net cash
    provided by (used in) operating activities:
       Depreciation and amortization.............        60,334         70,140          5,077         44,238
       Deferred income taxes.....................            --       (374,689)            --        240,856
       Warranty expense..........................        15,000         30,000             --         89,125
       Inventory reserve.........................       140,000        195,000        260,000        240,496
       Bad debt expense..........................        17,521         55,000         15,000             --
       Interest income...........................            --             --             --         (7,173)
       Foreign currency translation adjustment...        10,450         85,258          6,851            206
  Changes in operating assets and liabilities:
       Accounts receivable.......................      (622,302)      (465,047)      (340,388)      (632,960)
       Other receivables.........................        (9,895)       (39,855)      (101,036)         5,596
       Inventory.................................      (475,396)      (594,983)      (242,599)      (825,724)
       Prepaid expenses..........................         6,620        (17,879)        (6,987)       (34,688)
       Other assets..............................            --             --         (1,316)       (12,279)
       Accounts payable..........................       344,826        266,721        241,826        354,795
       Other accrued liabilities.................         6,452          5,485         12,562        283,078
                                                    -----------    -----------     ----------     ----------
    Net adjustments..............................      (506,390)      (784,849)      (151,010)      (254,434)
                                                    -----------    -----------     ----------     ----------
    Net cash provided by (used in) operating
       activities................................      (384,667)       319,035         91,501         88,774
                                                    -----------    -----------     ----------     ----------
Cash Flows From Investing Activities:
  Purchases of property and equipment............       (71,682)      (254,530)       (52,301)      (232,571)
  Purchase of temporary investment...............      (100,000)            --             --             --
                                                    -----------    -----------     ----------     ----------
    Net cash used in investing activities........      (171,682)      (254,530)       (52,301)      (232,571)
                                                    -----------    -----------     ----------     ----------
Cash Flows From Financing Activities:
  Deferred offering costs........................            --             --             --        (29,181)
  Proceeds from exercise of stock options........            --             --             --          4,011
  Payments of preferred stock dividend...........            --             --             --            (41)
  Proceeds from notes payable....................     1,762,768        120,000             --         50,000
  Principal payments on notes payable............    (1,620,750)        (1,276)        (1,276)       (17,552)
  Principal payments on capital lease
    obligations..................................        (4,478)        (9,054)        (4,035)        (4,402)
  Payment of debenture...........................            --             --             --         (5,000)
  Proceeds from line of credit...................     4,039,000      9,422,788      4,509,788      5,795,000
  Principal payments on line of credit...........    (3,801,750)    (9,344,924)    (4,492,310)    (5,767,135)
                                                    -----------    -----------     ----------     ----------
    Net cash provided by financing activities....       374,790        187,534         12,167         25,700
                                                    -----------    -----------     ----------     ----------
Effect of Exchange Rate Changes on Cash..........       (10,450)       (85,258)        (6,851)          (206)
                                                    -----------    -----------     ----------     ----------
Net Increase (decrease) In Cash..................      (192,009)       166,781         44,516       (118,303)
Cash and Cash Equivalents, beginning of period...       228,145         36,136         36,136        202,917
                                                    -----------    -----------     ----------     ----------
Cash and Cash Equivalents, end of period.........   $    36,136    $   202,917    $    80,652    $    84,614
                                                    ===========    ===========     ==========     ==========
Supplemental Cash Flow Information:
  Cash payments for:
    Interest.....................................   $   105,634    $   121,931    $    57,880    $    58,383
                                                    ===========    ===========     ==========     ==========
    Income taxes.................................   $    31,498    $    55,803    $    10,000    $    69,500
                                                    ===========    ===========     ==========     ==========
  Non-cash investing and financing transactions:
    Property and equipment acquired with capital
       lease.....................................   $    46,368    $    10,779    $     2,814    $        --
                                                    ===========    ===========     ==========     ==========
    Conversion of preferred stock to common
       stock.....................................   $        --    $        --    $        --    $   747,569
                                                    ===========    ===========     ==========     ==========
    Preferred stock dividend of common stock.....   $        --    $        --    $        --    $   389,213
                                                    ===========    ===========     ==========     ==========
    Notes payable for unearned employee stock
       ownership plan shares.....................   $        --    $        --    $        --    $   500,000
                                                    ===========    ===========     ==========     ==========

       See accompanying notes to these consolidated financial statements.

                    DIGITAL POWER CORPORATION AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
           (INFORMATION SUBSEQUENT TO DECEMBER 31, 1995 IS UNAUDITED)

1. NATURE OF OPERATIONS:

     Digital Power Corporation ("DPC"), and its wholly owned subsidiary Poder Digital, S.A. de C.V. ("PD") which is located in Guadalajara, Mexico, (collectively referred to as the "Company") are engaged in the design, manufacture and sale of switching power supplies.

2. SIGNIFICANT ACCOUNTING POLICIES:

     Principles of Consolidation -- The consolidated financial statements include the accounts of the Company and its subsidiary. All significant intercompany accounts and transactions have been eliminated in consolidation.

     Statement of Cash Flows -- For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

     Inventory -- Inventory is stated at the lower of cost (first-in, first-out) or market.

     Property and Equipment -- Property and equipment are stated at cost. Depreciation of equipment and furniture is calculated using the straight-line method over the estimated useful lives (ranging from 5 to 10 years) of the respective assets. Leasehold improvements are amortized over the shorter of the estimated useful life or the term of the lease. The cost of normal maintenance and repairs is charged to operating expense as incurred. Material expenditures which increase the life of an asset are capitalized and depreciated over the estimated remaining useful life of the asset. The cost of fixed assets sold, or otherwise disposed of, and the related accumulated depreciation or amortization are removed from the accounts, and any gains or losses are reflected in current operations.

     Deferred Offering Costs -- Direct costs incurred by the Company in connection with its proposed initial public offering of common stock have been deferred, and will be charged against the proceeds of the offering when completed. Should the offering not be completed such costs will be expensed.

     Income Taxes -- The Company accounts for income taxes under the liability method, which requires recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statements and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse.

     Revenue Recognition -- Sales revenue is recognized when the products are shipped to customers, including distributors. Customers receive a one or two year product warranty and sales to distributors are subject to a right of return. The Company provides a reserve for estimated warranty costs and a reserve for estimated product returns.

     Foreign Currency Translation -- Gains and losses from the effects of exchange rate fluctuations on transactions denominated in foreign currencies are included in results of operations. Assets and liabilities of the Company's foreign subsidiary are translated into U.S. dollars at period-end exchange rates, and their revenues and expenses are translated at average exchange rates for the period. Translation adjustments are accumulated in a separate component of stockholders' equity until such time as the foreign subsidiary is sold or substantially liquidated. Deferred taxes have not been allocated to the cumulative foreign currency translation adjustment included in stockholders' equity because there is no intent to repatriate earnings of the foreign subsidiary.

                    DIGITAL POWER CORPORATION AND SUBSIDIARY

           (INFORMATION SUBSEQUENT TO DECEMBER 31, 1995 IS UNAUDITED)

     Net Income Per Common Share -- Net income per common share is calculated upon net income applicable to common shareholders, which represents net income adjusted for cumulative preferred dividends applicable to the period.

     The weighted average common shares is based upon actual common stock and common stock equivalents outstanding. Additionally, common stock equivalents issued during the prior year at less than the $4.00 proposed initial public offering price have been included for all periods presented in the computation using the "treasury stock method" and the anticipated public offering price.

     Fully diluted net income per common share is computed using the "if converted" method for preferred stock.

     Accounting Estimates -- The preparation of financial statements in conformity generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. The actual results could differ from those estimates.

     The Company's financial statements are based upon a number of significant estimates, including the allowance for doubtful accounts, technological obsolescence of inventories, the estimated useful lives selected for property and equipment, realizability of deferred tax assets, allowance for sales returns, and warranty reserve. Due to the uncertainties inherent in the estimation process, it is at least reasonably possible that these estimates will be further revised in the near term and such revisions could be material.

     Impairment of Long-Lived Assets -- Effective January 1, 1996, the Company adopted Financial Accounting Standards Board Statement 121 (FAS 121) entitled "Accounting for Impairment of Long-Lived Assets."

     In the event that facts and circumstances indicate that the cost of assets or other assets may be impaired, an evaluation of recoverability would be performed. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset would be compared to the asset's carrying amount to determine if a write-down to market value or discounted cash flow value is required. Adoption of FAS 121 had no effect on the unaudited June 30, 1996 financial statements.

     Stock-Based Compensation -- In October 1995, the Financial Accounting Standards Board issued a new statement titled "Accounting for Stock-Based Compensation" (FAS 123) which the Company adopted January 1, 1996. FAS 123 encourages, but does not require, companies to recognize compensation expense for grants of stock, stock options and other equity instruments to employees based on fair value. Companies that do not adopt the fair value accounting rules must disclose the impact of adopting the new method in the notes to the financial statements. Transactions in equity instruments with non-employees for goods or services must be accounted for on the fair value method. The Company has elected not to adopt the fair value accounting prescribed by FAS 123 for employees, but is subject to the disclosure requirements prescribed by FAS 123.

     Accrued Warranty Costs -- Estimated warranty costs are provided for at the time of sale of the warranted product. The Company generally extends warranty coverage for one year from the time of sale.

     Concentrations of Credit Risk -- Credit Risk represents the accounting loss that would be recognized at the reporting date if counterparties failed completely to perform as contracted. Concentrations of credit risk (whether on or off balance sheet) that arise from financial instruments exist for groups of customers or groups counterparties when they have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly effected by changes in economic or other conditions described below. In accordance with FASB Statement No. 105, Disclosure of Information about Financial Instruments with OffBalance-Sheet Risk and Financial Instruments with Concentrations of Credit Risk, the credit risk amounts shown do not take into account the value of any collateral or security.

                    DIGITAL POWER CORPORATION AND SUBSIDIARY

           (INFORMATION SUBSEQUENT TO DECEMBER 31, 1995 IS UNAUDITED)

     Fair Value of Financial Instruments -- The estimated fair values for financial instruments under SFAS No. 107, Disclosures about Fair Value of Financial Instruments, are determined at discrete points in time based on relevant market information. These estimated involve uncertainties and cannot be determined with precision. The estimated fair values of the Company's financial instruments, which includes all cash, accounts receivables, accounts payable, long-term debt, and other debt, approximates the carrying value in the consolidated financial statements at December 31, 1995.

     Interim Financial Information -- The June 30, 1995 and 1996 financial statements have been prepared by the Company without audit. In the opinion of management, the accompanying unaudited financial statements contain all adjustments (consisting of only normal recurring accruals) necessary for a fair presentation of the Company's financial position as of June 30, 1996, and the results of their operations and cash flows for the six month periods ended June 30, 1995 and 1996. The results of operations for the six month periods ended June 30, 1995 and 1996 are not necessarily indicative of those that will be obtained for the entire fiscal year.

3. INVENTORY:

     Inventory consists of the following:

                                                         DECEMBER 31, 1995     JUNE 30, 1996
                                                         -----------------     -------------
        Raw Materials..................................     $   110,318         $   114,260
        Work-in-process................................       1,718,952           2,573,864
        Finished goods.................................         127,956              94,826
        Allowance for obsolescence.....................        (400,000)           (640,496)
                                                           ------------        ------------
                                                            $ 1,557,226         $ 2,142,454
                                                           ============        ============

4. PROPERTY AND EQUIPMENT:

     Property and equipment consists of the following:

                                                         DECEMBER 31, 1995     JUNE 30, 1996
                                                         -----------------     -------------
        Machinery and equipment........................     $ 1,004,955         $ 1,182,785
        Office equipment and furniture.................         272,614             314,663
        Leasehold improvements.........................          23,409              11,177
                                                         -----------------     -------------
                                                              1,300,978           1,508,625
        Accumulated Depreciation.......................        (943,298)           (962,612)
                                                         -----------------     -------------
                                                            $   357,680         $   546,013
                                                          =============          ==========

5. ACCRUED LIABILITIES:

     Accrued liabilities consists of the following:

                                                         DECEMBER 31, 1995     JUNE 30, 1996
                                                         -----------------     -------------
        Accrued payroll and benefits...................     $    87,712         $   292,875
        Accrued commissions and royalties..............          58,665              68,000
        Accrued warranty expense.......................          60,000             149,125
        Accrued income taxes...........................          46,000              50,500
        Other..........................................         144,886             208,966
                                                         -----------------     -------------
                                                            $   397,263         $   769,466
                                                          =============          ==========

                    DIGITAL POWER CORPORATION AND SUBSIDIARY

           (INFORMATION SUBSEQUENT TO DECEMBER 31, 1995 IS UNAUDITED)

6. LONG-TERM DEBT:

     Long-term debt consists of the following:

                                                         DECEMBER 31, 1995     JUNE 30, 1996
                                                         -----------------     -------------
        $1,500,000 line of credit bearing interest at
          the bank's prime rate plus one percent (total
          of 9.5% at December 31, 1995), maturing
          October 15, 1997, collateralized by
          substantially all assets of DPC..............     $   924,145         $   952,010
        Unsecured note payable, due on demand,
          interest at 12%..............................          10,000              10,000
        Note payable, due in monthly installments of
          $3,881 including interest at 10%, due
          December 1998, collateralized by
          substantially all assets of DPC..............         120,000             152,448
        Employee stock ownership plan loan See Note
          11...........................................              --             500,000
                                                         -----------------     -------------
                                                              1,054,145           1,614,458
        Less current portion...........................         (46,014)           (143,097)
                                                         -----------------     -------------
                                                            $ 1,008,131         $ 1,471,361
                                                          =============          ==========

     Aggregate maturities of long-term debt are due as follows:

                                  YEARS ENDING
                                  DECEMBER 31,                           AMOUNT
            ---------------------------------------------------------  ----------
              1996...................................................  $   46,014
              1997...................................................     964,020
              1998...................................................      44,111
                                                                       ----------
                                                                       $1,054,145
                                                                       ==========

7. CAPITAL LEASE OBLIGATIONS:

     The Company leases certain equipment under agreements classified as capital leases. Equipment under these leases has a cost of $61,680 and accumulated amortization of $15,420 at December 31, 1995.

Following is a schedule of future minimum lease payments under capital leases at
                               December 31, 1995:

                                   YEARS ENDING
                                   DECEMBER 31,                              AMOUNT
        ------------------------------------------------------------------  --------
        1996..............................................................  $ 16,787
        1997..............................................................    16,696
        1998..............................................................    14,689
        1999..............................................................     5,375
                                                                             -------
        Total future minimum lease payments...............................    53,547
        Less, amount representing interest................................    (9,932)
                                                                             -------
        Present value of net minimum lease payments.......................    43,615
        Less current portion..............................................   (11,925)
                                                                             -------
                                                                            $ 31,690
                                                                             =======

                    DIGITAL POWER CORPORATION AND SUBSIDIARY

           (INFORMATION SUBSEQUENT TO DECEMBER 31, 1995 IS UNAUDITED)

8. STOCKHOLDERS' EQUITY:

                                PREFERRED STOCK

     The preferred stock has one series authorized, Series A cumulative redeemable convertible preferred stock ("Series A"), and an additional 500,000 shares of preferred stock has been authorized, but the rights, preferences, privileges and restrictions on these shares has not been determined. DPC's Board of Directors is authorized to create new series of preferred stock and fix the number of shares as well as the rights, preferences, privileges and restrictions granted to or imposed upon any series of preferred stock.

     The holders of Series A are entitled to one vote for each share of common stock into which the Series A can be converted, and vote together with the common shareholders as a single class. Dividends on Series A are at an annual rate of $.22 per share and are cumulative from the date of issuance, and shall be paid prior to dividends on common stock. The Company had never declared a dividend through December 31, 1995, and the accumulated dividends on Series A were approximately $483,000 at December 31, 1995.

     Shares of Series A are convertible into common stock at any time at the option of the holder at a rate of one share of common stock for each share of Series A. The conversion rate is subject to adjustment under certain circumstances. Additionally, conversion is automatic on the effective date of a firm commitment for an underwritten public offering of $1,000,000 or more.

     The Company may redeem the Series A in whole or in part, by paying $1.80 per share plus any dividends in arrears. Partial redemptions shall be pro-rata among all Series A holders.

     In the event of a liquidation, dissolution, or winding up of the Company, Series A holders are entitled to receive a liquidation preference of $1.80 per share of Series A plus all dividends in arrears. The liquidation preference on the Series A was approximately $1,100,000 at December 31, 1995.

     Additionally, see Note 13.

                                 STOCK OPTIONS

     The Company has issued non-qualified options covering 104,922 shares exercisable at $.50 per share. Upon issuance, the Company recorded compensation expense for the difference between the exercise price and the fair market value of the underlying common stock of $1.80 per share. Such options expire in 2003. Subsequent to December 31, 1995, 8,022 of such option were exercised.

     In May 1993 the Company issued options to purchase 237,500 shares of its common stock at $1.80 per share. Such options are subject to a four year vesting plan. The exercise price of $1.80 per share approximated the fair market value at the date of grant.

     In May 1996, the Company adopted the 1996 Stock Option Plan covering 513,000 shares. Under the plan, the Company can issue either incentive or non-statutory stock options. Immediately thereafter, the Company issued options to purchase 275,500 shares of its common stock at $1.80 per share. Such options become 100% vested two years after issuance. The exercise price was based upon a letter from its investment banker as to the fair market value of such options based upon their terms, conditions and restrictions.

                    DIGITAL POWER CORPORATION AND SUBSIDIARY

           (INFORMATION SUBSEQUENT TO DECEMBER 31, 1995 IS UNAUDITED)

     The following table sets forth activity for all options:

                                                                           EXERCISE PRICE
                                                               NUMBER        PER SHARE
                                                               -------     --------------
        Balances
          January 1, 1994, December 31, 1994 and
             December 31, 1995...............................  342,422      $.50 - $1.80
        Issued...............................................  275,500      $       1.80
        Exercised............................................   (8,022)     $        .50
                                                               -------      ------------
        Balance, June 30, 1996...............................  609,900      $.50 - $1.80
                                                               =======      ============

     At December 31, 1995 and June 30, 1996 options to purchase 223,672 and 275,025 shares respectively at prices ranging from $.50 to $1.80 per share were exercisable.

9. COMMITMENTS:

     The Company leases office space in California, and a manufacturing facility in Guadalajara, Mexico under the terms of operating leases. The total future minimum lease payments are as follows:

                                   YEARS ENDING
                                   DECEMBER 31,                          AMOUNT
            ----------------------------------------------------------  --------
            1996......................................................  $118,423
            1997......................................................   105,640
            1998......................................................   108,880
            1999......................................................   109,174
            2000......................................................   112,579
            Thereafter................................................    10,378
                                                                        --------
                                                                        $565,074
                                                                        ========

     Lease payments on the manufacturing facility in Mexico are to be made in Mexican Pesos. The above schedule was prepared using the conversion rate in effect at December 31, 1995. Changes in the conversion rate will have an impact on the Company's required minimum payments and its operating results. Additionally, lease payments on the facility in Mexico will increase on an annual basis in proportion to the increase in the minimum wage in the Guadalajara, Mexico area.

     Rent expense was $116,337 and $116,699 for 1994 and 1995, respectively.

     The Company has a royalty agreement with a third party on various products, and any derivatives from the base design of these products. Commitments under this agreement are as follows:

              5% of first $ 20,000,000 in sales of these products
               4% of next $ 25,000,000 in sales of these products 3% of next $ 33,333,333 in sales of these products 2% of next $ 50,000,000 in sales of these products 1% of next $100,000,000 in sales of these products

     As of December 31, 1995, the Company had sold approximately $13,630,000 of product subject to this agreement.

     If the Company sells an additional $6,370,000 of these products after December 31, 1995, the Company is required to grant 100,000 shares of common stock to the third party in the royalty agreement. Due to

                    DIGITAL POWER CORPORATION AND SUBSIDIARY

           (INFORMATION SUBSEQUENT TO DECEMBER 31, 1995 IS UNAUDITED)

changing market demand, the Company's management currently expects to replace these products with products it is in the process of designing, and Company's management believes the Company will therefore not have to grant the 100,000 shares of common stock.

     The Company sold approximately $1,448,000 and $1,453,000 of these products in 1994 and 1995, respectively, and had royalty expenses of approximately $72,400 and $72,600 for 1994 and 1995, respectively.

     The Company has an employment contract with its President/CEO which terminates on December 31, 1999. Under the terms of the employment contract, he shall serve as president and chief executive officer of the Company and his salary shall be $150,000 per annum effective January 1, 1997, increasing in an amount to be determined by the employee and the Board such that he shall receive $200,000 per annum by January 1, 1999. His current salary for 1996 is $110,000. In addition, pursuant to the contract, he shall have the right to receive on the first day of each January during the term of his contract options to acquire 100,000 shares of Common Stock at the market value as of such date. Finally, pursuant to the employment contract, in the event there is a change in control, the employee shall be granted a five year consulting contract at $200,000 per year.

10. SIGNIFICANT CONCENTRATIONS OF CREDIT RISK, MAJOR CUSTOMERS AND OTHER RISKS AND UNCERTAINTIES:

     Sales to unaffiliated customers which represent more than 10% of the Company's net sales for 1994 and 1995 were as follows (both customers are distributors):

CUSTOMER         1994         1995
--------         ----         ----
  A               16%          27%
  B               --%          10%

     The Company operates primarily in one industry segment: the manufacture and sale of switching power supplies. Additionally, most of the Company's sales are to customers located in California. Financial instruments that subject the Company to credit risk consist primarily of accounts receivable. The Company frequently sells large quantities of inventory to its customers. At December 31, 1995, approximately $1,053,000 or 65% of the Company's net accounts receivable were due from five customers.

     As of December 31, 1995, the Company maintained cash in a bank that was approximately $352,000 in excess of the federally insured limit.

11. EMPLOYEE BENEFIT PLANS:

     The Company has a 401(k) profit sharing plan (the "Plan") covering substantially all employees of DPC. Eligible employees may make voluntary contributions to the Plan, which are matched by the Company at a rate of $.25 for each $1.00 contributed, up to a maximum of six percent of eligible compensation. The Company can also make discretionary contributions. The Company made matching contributions to the Plan of $5,593 and $9,594 for 1994 and 1995, respectively. The Board of Directors of DPC elected not to make a discretionary contribution to the Plan for 1994 or 1995.

     The Company also has an employee stock ownership plan (the "ESOP") covering substantially all employees of DPC. The Company can make discretionary contributions of cash or company stock (as defined in the ESOP plan document) up to deductible limits prescribed by the Internal Revenue Code. The Board of Directors of DPC elected to make no contributions to the ESOP for 1994 or 1995.

     Effective June 13, 1996, the ESOP obtained a $500,000 loan guaranteed by the Company for the purpose of acquiring common stock of Company from existing stockholders. The loan bears interest at 10.5% per annum requires monthly payments of principle and interest of $10,784 through July 2001. Immediately upon

                    DIGITAL POWER CORPORATION AND SUBSIDIARY

           (INFORMATION SUBSEQUENT TO DECEMBER 31, 1995 IS UNAUDITED)

the funding of the loan, the ESOP purchased approximately 154,000 shares of the Company's common stock from existing shareholders.

     In accordance with the AICPA Statements of Position 93-6 entitled "Employers Accounting for Employee Stock Ownership Plans", the Company has recorded the $500,000 loan as a debt on its books with a corresponding charge to stockholder's equity.

12. INCOME TAXES:

     Income tax expense is comprised of the following:

                                                                    FOR YEARS ENDED
                                                                     DECEMBER 31,
                                                                 ---------------------
                                                                  1994         1995
                                                                 -------     ---------
        Federal................................................  $    --     $(351,150)
        State..................................................   23,253        73,750
        Foreign................................................                     --
                                                                 -------     ---------
                                                                 $23,253     $(277,400)
                                                                 =======     =========

     The components of the net deferred tax asset at December 31, 1995 are as follows:

        Net book value of fixed assets....................................  $ (3,695)
        Net operating loss carryforward...................................   383,551
                                                                            --------
                  Total deferred tax asset................................  $379,856
                                                                            ========

     As of December 31, 1995, DPC has net operating loss carryforwards for federal income tax purposes of approximately $1,044,000 which begin to expire in 2002. As of December 31, 1995, PD has a net operating loss carryforward of approximately $58,000 which expires in 1999.

     Total income tax expense differed from the amounts computed by applying the U.S. federal statutory tax rates to pre-tax income as follows:

                                                                   FOR YEARS ENDED
                                                                     DECEMBER 31,
                                                                ----------------------
                                                                  1994         1995
                                                                --------     ---------
        Total expense computed by applying the U.S. statutory
          rate................................................  $ 49,292     $ 281,005
        State income taxes....................................    23,253        73,750
        Effect of income taxable in Mexico....................    27,197       (14,857)
        Utilization of temporary difference...................   (76,489)     (261,135)
        Effect of valuation allowance.........................        --      (356,163)
                                                                --------     ---------
                                                                $ 23,253     $(277,400)
                                                                ========     =========

13. SUBSEQUENT EVENTS:

     On May 31, 1996, DPC signed a letter of intent for a proposed public offering of 1,000,000 shares of DPC common stock at $4.00 per share. Of the 1,000,000 shares, 750,000 are being sold by the Company and 250,000 shares are being sold by certain existing shareholders.

     On May 31, 1996, all of the 415,302 issued and outstanding shares of Series A preferred stock were converted into 415,302 shares of common stock. Additionally, the Company declared a dividend on the Series A preferred stock for all unpaid dividends through the conversion date and issued an aggregate of

                    DIGITAL POWER CORPORATION AND SUBSIDIARY

           (INFORMATION SUBSEQUENT TO DECEMBER 31, 1995 IS UNAUDITED)

216,229 shares of common stock to holders of Series A preferred stock effective immediately prior to such conversion.

     On August 19, 1996, the shareholders of the Company approved an amendment to the Company's articles of incorporation increasing the number of authorized shares of common stock from 5,000,000 shares to 10,000,000 shares and preferred stock from 1,000,000 to 2,000,000.

     In addition, on August 19, 1996, the Company issued 200,000 Common Stock purchase warrants to certain Company directors and affiliates. Each warrant entitles the holder to purchase one share of common stock at $5.00.

                       APPENDIX - DESCRIPTION OF GRAPHICS

Inside of front cover of prospectus.

Picture of 6 Power Supplies followed by caption:

"DIGITAL POWER CORPORATION

Vital to every electronic system is a power supply that delivers the voltages and currents necessary for proper operation. Digital Power's switching power supplies convert the power from an ordinary wall socket or from a battery to the various DC voltages required by electronic systems.

Digital Power's supplies range from 50 watt converters suitable for network hubs to modular 750 watt (n+1) redundant supplies that can power large computer workstations."

Picture of woman gymnast bending back and graphic of woman doing a hand-stand followed by the caption:

"FLEXIBILITY SERIES

With product development times becoming ever-shorter and critical time-to-market windows precluding long product or power supply development times, flexibility is one of the keys to customer satisfaction. Digital Power has designed its products with a unique flexibility feature that allows prompt development and delivery of modified standard supplies while retaining the product's safety approval status."

Inside back cover

Pictures of 3 power supplies followed by the caption:

"VALUE ADDED SERVICE

Digital Power offers its customers various types of value-added services which may include the input power receptacle, on/off switch, noise filter, cooling fan and chassis in addition to its power supply.

                           DIGITAL POWER CORPORATION"

             ------------------------------------------------------
             ------------------------------------------------------

  NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF ANY OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON OR BY ANYONE IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.
                               ------------------

                               TABLE OF CONTENTS

                                        PAGE
                                       ------
Prospectus Summary.....................      3
The Company............................      6
Risk Factors...........................      8
Use of Proceeds........................     14
Dividend Policy........................     14
Capitalization.........................     15
Dilution...............................     16
Selected Consolidated Financial Data...     17
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations...........................     18
Business...............................     22
Management.............................     31
Certain Transactions...................     34
Principal and Selling Stockholders and
  Warrantholders.......................     35
Description of Securities..............     37
Shares Eligible For Future Sale........     38
Underwriting...........................     40
Legal Matters..........................     41
Experts................................     42
Change in Accountants..................     42
Additional Information.................     42
Index To Consolidated Financial
  Statements...........................    F-1

  UNTIL                , 1996 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS EFFECTING TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

             ------------------------------------------------------
             ------------------------------------------------------
             ------------------------------------------------------
             ------------------------------------------------------
                                      LOGO


                              1,000,000 SHARES OF
                                  COMMON STOCK

                                  NO PAR VALUE

                               500,000 REDEEMABLE
                         COMMON STOCK PURCHASE WARRANTS

                               ------------------
                          WERBEL-ROTH SECURITIES, INC.

                                            , 1996
             ------------------------------------------------------
             ------------------------------------------------------